Dreyfus Institutional Prime Money Market Fund

ANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Prime Money Market Fund for the 12-month period ended March 31, 2008. During the reporting period, the fund produced a yield of 4.76%. Taking into account the effects of compounding, the fund also produced an effective yield of 4.87%.[1]

On April 1, 2008, the fund's name changed from Bear Stearns Prime Money Market Fund to Dreyfus Institutional Prime Money Market Fund.

Economic and Credit Concerns Prompted Fed Action

When the reporting period began, an unexpectedly high number of defaults in the sub-prime mortgage market already had led to concerns that slumping U.S. housing markets and resurgent energy prices might derail economic growth, and investors began to reassess their previously generous attitudes toward risk. Over the summer, investors' credit worries sparked sharp declines among higher-yielding bonds, including those with no exposure to sub-prime mortgages. The resulting tightness in credit markets led to turmoil in the inter-bank lending market and the commercial paper and syndicated loan markets.

After holding short-term interest rates steady for more than a year, the Federal Reserve Board (the "Fed") intervened in the developing credit crunch in mid-August 2007 by reducing the discount rate by 50 basis points. Investors reacted positively to the move, and most fixed-income market sectors rallied into September. However, the rebound was derailed by new evidence of economic weakness and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to improve market liquidity and address economic concerns when it reduced the federal funds rate from 5.25% to 4.75% in September.

The economy continued to show signs of weakness in October, including reports of a tepid increase of 0.3% in consumer spending. The Fed again cut the federal funds rate, this time by 25 basis points, stating that it regarded the risks of recession and inflation as balanced. However, in November, it was announced that sales of existing homes had fallen to their lowest level since recordkeeping began eight years earlier, and fixed-income markets declined sharply. The Fed reduced the federal funds rate by another 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January saw more disappointing economic news, including lackluster retail sales during the holiday season, further deterioration of housing prices, a surge in foreclosures, additional sub-prime related write-downs by banks and similar losses among bond insurers. Congress passed legislation designed to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points in two separate moves during the latter part of January, driving the benchmark overnight rate to 3%.

Further signs of economic weakness emerged in February, including the second consecutive report of monthly job losses. Meanwhile, pressures on U.S. financial institutions from the deleveraging of institutional investment portfolios and repricing of real estate remained intense.

In March, non-farm payrolls shrank by another 80,000 jobs, marking the third consecutive monthly decline and driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating

more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

Maintaining Caution in an Uncertain Environment

As of the reporting period's end, the U.S. economy has continued to falter, and the credit crisis has not yet abated. However, we have begun to see signs that the economy and markets may be stabilizing. Activity in the economy's services sector improved modestly in March, monthly sales of existing homes rose slightly and investors responded favorably to the announcement of additional sub-prime related losses by two major investment banks in the apparent belief that the vast majority of such write-downs were now disclosed.

Whether these signs of improvement portend a longer-term, upward trend remains an open question. Due to market uncertainties we have allowed the fund's weighted average maturity to move into a range we considered to be shorter than industry averages. We intend to monitor economic and market developments closely.



James G. O'Connor
Portfolio Manager

April 15, 2008
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 4.73% and 4.84%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Prime Money Market Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2008

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,022.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,024.00

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008

Negotiable Bank Certificates of Deposit–7.4%	Principal Amount ($)	Value ($)
Bank of Scotland PLC (Yankee) 4.75%, 5/2/08	35,000,000	34,998,307
Toronto Dominion Bank (Yankee) 4.75%, 4/15/08	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit (cost $49,998,307)		**49,998,307**
Commercial Paper–40.8%		
Abbey National North America LLC 2.63%, 4/1/08	28,000,000	28,000,000
Atlantic Asset Securitization LLC 3.10%, 4/1/08	30,000,000 [a]	30,000,000
Barton Capital LLC 3.05%, 4/1/08	30,000,000 [a]	30,000,000
Beethoven Funding Corp. 3.30%, 4/1/08	30,000,000 [a]	30,000,000
BNP Paribas Finance Inc. 2.88%, 4/1/08	28,000,000	28,000,000
Citigroup Funding Inc. 4.21%, 7/10/08	50,000,000	49,427,083
Prudential Funding LLC 2.85%, 4/1/08	25,000,000	25,000,000
Sheffield Receivables Corp. 3.10%, 4/1/08	30,000,000 [a]	30,000,000
Variable Funding Capital Company LLC 3.10%, 4/1/08	25,000,000 [a]	25,000,000
Total Commercial Paper (cost $275,427,083)		**275,427,083**
Corporate Note–5.9%		
Wells Fargo & Co. 3.17%, 4/4/08 (cost $40,000,000)	40,000,000 [b]	**40,000,000**
Promissory Note–5.9%		
Goldman Sachs Group Inc. 5.07%, 6/17/08 (cost $40,000,000)	40,000,000 [c]	**40,000,000**

Time Deposit—2.8%	Principal Amount ($)	Value ($)
Key Bank U.S.A., N.A. (Grand Cayman) 1.25%, 4/1/08 (cost $19,000,000)	19,000,000	**19,000,000**

Repurchase Agreements—36.9%		
Banc of America Securities LLC 3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $31,909,898 Corporate Bonds, 4.40%-7.50%, due 5/15/11-11/15/49, value $26,250,000)	25,000,000	25,000,000
Barclays Financial LLC 3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $25,400,000 Corporate Bonds, 5.585%-7.875%, due 10/25/11-3/15/32, value $25,750,307)	25,000,000	25,000,000
Credit Suisse (USA) Inc. 3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $41,835,000 Federal Home Loan Mortgage Corp., 5%, due 11/1/19, value $25,501,452)	25,000,000	25,000,000
Deutsche Bank Securities 3.12%, dated 3/31/08, due 4/1/08 in the amount of $25,002,167 (fully collateralized by $37,485,000 Corporate Bonds, 3.03%-6.09%, due 6/11/35-3/25/47, value $25,750,450)	25,000,000	25,000,000
Greenwich Capital Markets 3.10%, dated 3/31/08, due 4/1/08 in the amount of $25,002,153 (fully collateralized by $27,472,609 Government National Mortgage Association, 4%-6.50%, due 3/15/23-3/20/38, value $25,502,260)	25,000,000	25,000,000
HSBC USA Inc. 3.10%, dated 3/31/08, due 4/1/08 in the amount of $25,002,153 (fully collateralized by $31,156,000 Corporate Bonds, 5.76%-7.458%, due 5/10/11-5/15/47, value $26,252,748)	25,000,000	25,000,000
J.P. Morgan Chase & Co. 3.12%, dated 3/31/08, due 4/1/08 in the amount of $25,002,167 (fully collateralized by $27,695,000 Corporate Bonds, 7.09%, due 12/19/11, value $25,750,870)	25,000,000	25,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Lehman Brothers Inc.		
3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $25,625,000 Corporate Bonds, 0%-10.85%, due 7/17/08-12/1/17, value $25,751,966)	25,000,000	25,000,000
Merrill Lynch & Co. Inc.		
3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $30,915,000 Corporate Bonds, 7.875%-10%, due 1/15/15-4/1/17, value $26,250,944)	25,000,000	25,000,000
Morgan Stanley		
3.15%, dated 3/31/08, due 4/1/08 in the amount of $25,002,188 (fully collateralized by $26,000,000 Commercial Paper, 0%, due 4/1/08, value $25,992,200)	25,000,000	25,000,000
Total Repurchase Agreements (cost $250,000,000)		**250,000,000**
Total Investments (cost $674,425,390)	**99.7%**	**674,425,390**
Cash and Receivables (Net)	**.3%**	**2,168,096**
Net Assets	**100.0%**	**676,593,486**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $145,000,000 or 21.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $40,000,000. At March 31, 2008, the aggregate value of this security is $40,000,000 representing 5.9% of net assets and is valued at cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Repurchase Agreements	36.9	Brokerage Firms	5.9
Banking	35.4	Insurance	3.7
Asset-Backed/Multi-Seller Programs	17.8		**99.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including repurchase agreements of $250,000,000)–Note 1(b)	674,425,390	674,425,390
Cash		58,743
Interest receivable		2,183,420
Prepaid expenses and other assets		125,950
		676,793,503
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		139,050
Accrued expenses		60,967
		200,017
Net Assets ($)		**676,593,486**
Composition of Net Assets ($):		
Paid-in capital		676,587,818
Accumulated net realized gain (loss) on investments		5,668
Net Assets ($)		**676,593,486**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		676,587,818
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2008

Investment Income ($):	
Interest Income	**67,174,239**
Expenses:	
Management fee–Note 2(a)	2,650,892
Custodian fees–Note 2(a)	115,091
Trustees' fees and expenses–Note 2(b)	78,781
Shareholder servicing costs	67,844
Registration fees	53,376
Professional fees	48,361
Prospectus and shareholders' reports	9,720
Miscellaneous	56,489
Total Expenses	**3,080,554**
Less–reduction in management fee due to undertaking–Note 2(a)	(426,568)
Less–reduction in fees due to earnings credits–Note 1(b)	(10,697)
Net Expenses	**2,643,289**
Investment Income-Net	**64,530,950**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**28,910**
Net Increase in Net Assets Resulting from Operations	**64,559,860**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2008	2007
Operations ($):		
Investment income–net	64,530,950	89,339,048
Net realized gain (loss) on investments	28,910	29,623
Net Increase (Decrease) in Net Assets Resulting from Operations	**64,559,860**	**89,368,671**
Dividends to Shareholders from ($):		
Investment income–net	**(64,530,950)**	**(89,339,048)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	5,754,794,888	7,819,883,715
Dividends reinvested	61,165,757	86,114,275
Cost of shares redeemed	(6,820,190,154)	(8,561,034,788)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,004,229,509)**	**(655,036,798)**
Total Increase (Decrease) in Net Assets	**(1,004,200,599)**	**(655,007,175)**
Net Assets ($):		
Beginning of Period	1,680,794,085	2,335,801,260
End of Period	**676,593,486**	**1,680,794,085**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following table for the fund's shares represents the financial highlights of the fund's predecessor, Prime Money Market Portfolio, before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's shares thereafter. Before the fund commenced operations, all of the assets of the Prime Money Market Portfolio were transferred to the fund's shares in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.048	.051	.036	.015	.010
Distributions:					
Dividends from investment income–net	(.048)	(.051)	(.036)	(.015)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.88	5.18	3.63	1.54	.97
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.23	.23	.23	.23	.29
Ratio of net expenses to average net assets	.20	.21	.20	.20	.20
Ratio of net investment income to average net assets	4.87	5.05	3.68	1.47	.97
Net Assets, end of period ($ x 1,000)	676,593	1,680,794	2,335,801	1,311,657	1,602,255

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Prime Money Market Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers six series, including the fund. The fund's investment objective seeks to provide current income and liquidity consistent with stability of principal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Shares of the fund may not be purchased directly by individuals, although Dreyfus Institutional Prime Money Market Fund may purchase fund shares for accounts maintained by individuals.

On March 5, 2008, the Board of Trustees approved effective April 1, 2008, to change the name of the fund from "Bear Stearns Prime Money Market Fund" to "Dreyfus Institutional Prime Money Market Fund."

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended March 31, 2008 and March 31, 2007, were all ordinary income.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .20% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken to waive receipt of its fees and/or assume the expenses of the fund from April 1, 2007 through March 31, 2008 so that the expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, do not exceed an annual rate of .20% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $426,568 during the period ended March 31, 2008.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008 the fund was charged $58,330 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $3,094 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $90,031 for providing custodial services for the nine months ended March 31, 2008. Prior to becoming an affiliate, The Bank of New York was paid $25,060 for custody services to the fund for the three months ended June 30, 2007.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $139,696, custodian fees $21,269 chief compliance officer fees $2,709 and transfer agency per account fees $7,909, which are offset against an expense reimbursement currently in effect in the amount of $32,533.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Plan of Reorganization:

At a meeting of the Board of Trustees of the fund held on March 5, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Cash Management (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of May 21, 2008 (the "Record Date") will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders held on July 23, 2008. If the Agreement is approved, the Reorganization will become effective on or about August 6, 2008.

Shareholders and Board of Trustees

Dreyfus Institutional Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Prime Money Market Fund, formerly known as Bear Stearns Prime Money Market Fund, (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008, and the related statement of operations for the year then ended, the changes in net assets and for each of the two years in the period then ended, and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2004 were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Institutional Prime Money Market Fund at March 31, 2008, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 84.75% of ordinary income dividends paid during the fiscal year ended March 31, 2008 as qualifying "interest related dividends."

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data,

including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all institutional money market funds, and a Performance Group, consisting of comparable institutional money market funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of all institutional money market funds, excluding outliers, and an Expense Group identical to the Performance Group. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the second quartile of its Performance Group and Performance Universe for the one-, two-, and three-year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's contractual and actual management fees and actual total expenses were lower than the median of the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The

Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that Dreyfus did not realize a profit on the fund's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's total return.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis through-out the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

————————

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

————————

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

————————

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Institutional
Prime Money Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: BSMXX

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



6102AR0308

Dreyfus Premier Alpha Growth Fund

ANNUAL REPORT March 31, 2008





The views expressed in this report reflect those of the portfolio
manager only through the end of the period covered and do not
necessarily represent the views of Dreyfus or any other person in
the Dreyfus organization. Any such views are subject to change at
any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not
be relied on as investment advice and, because investment decisions
for a Dreyfus fund are based on numerous factors, may not be relied
on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Alpha Growth Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2007, through March 31, 2008, as provided by Warren Chiang, CFA; Prabhu Palani, CFA; and C. Wesley Boggs, Primary Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier Alpha Growth Fund's Class A shares produced a total return of –6.18%, Class B shares produced –6.97%, Class C shares produced –6.94%, Class I shares produced –5.83%, and Class T shares produced –6.46%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), produced a total return of –5.08% and the Russell 1000 Growth Index produced –0.75% for the same period.[2,3]

Stocks declined over the reporting period amid an intensifying economic downturn and a credit crisis stemming from soaring sub-prime mortgage defaults. The fund underperformed its benchmark, primarily due to lagging results among consumer discretionary and energy holdings over the first half of the reporting period. While the fund's relative performance has improved since the current management team took the reins on September 17, 2007, it was not enough to fully offset earlier weakness.

The Fund's Investment Approach

The fund seeks capital appreciation by investing in stocks selected using one or more quantitative models. These models are designed to identify equity securities with attractive long-term relative valuations, sustainable earnings, and behavioral factors, such as stock buy-backs and analysts' earnings revisions, that may indicate potential misvaluations.

We use the models systematically to select approximately 50 to 80 securities. Generally, we maintain the fund's sector concentrations in proportions that are similar to those of the Russell 1000 Growth Index. We periodically reapply our models and adjust the fund's holdings. Stocks no longer favored by the models are sold, and highly rated stocks are purchased. The fund's models are enhanced from time to time as suggested by our ongoing research efforts.

Economic and Credit Woes Drove Stock Prices Lower

The S&P 500 Index produced negative absolute returns over the reporting period due to slowing U.S. economic growth and a credit crisis that originated in the sub-prime mortgage market and spread to other areas of the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote greater market liquidity and forestall a recession by reducing short-term interest rates from 5.25% to 2.25% by the reporting period's end.

In this turbulent market environment, growth-oriented stocks fared better than their value-oriented counterparts. The Russell 1000 Growth Index fared much better than the S&P 500 Index. Despite a weak first quarter in 2008 (–10.18%), the Russell 1000 Growth Index managed to finish the 12 months ended 3/31/08 down only 0.75%. Investors engaging in a "flight to quality" increasingly turned to large, well-established businesses with track records of earnings growth. As the economic downturn put pressure on corporate earnings, companies reporting sustained earnings growth fared relatively well.

Strong Stock Selections Supported Returns

The fund has remained fully invested in a relatively concentrated portfolio of growth stocks since the current team assumed responsibility for its management. We have endeavored to focus on companies that have the financial strength and market positions required to withstand heightened levels of volatility. For example, one of the fund's holdings, agricultural sciences firm Monsanto, enjoyed robust demand from farmers for fertilizers and genetically engineered seeds. Although Monsanto's stock price has softened along with the overall market, it continues to rank among the leaders in a growing industry, and we are confident in its prospects over the longer term.

In addition, many of the harder-hit stocks during the reporting period were financial services suffering massive sub-prime related losses. Because they generally are not considered growth stocks, the fund avoided many of the setbacks that undermined commercial banks, investment banks and bond insurers.

While the fund's top performers represented several industry groups, all featured rising profit margins, increasing cash flows and strong balance

sheets. Technology innovator Apple continued to benefit from new products, such as the popular iPhone. Among materials companies, MEMC Electronic Materials saw demand rise for the silicon used in microchips and solar energy panels, and Potash Corp. of Saskatchewan benefited from the same agricultural trends that supported Monsanto. Health care companies Baxter International and Express Scripts also fared well as investors turned to financially sound companies in industries that historically have held up well during downturns.

These winners were offset to a degree by less attractive results from other holdings. Qwest Communications International suffered from competitive pressures, American International Group was hurt by industry-wide credit concerns, Schering-Plough received disappointing clinical trial results for an important new product, J.C. Penney declined due to softer consumer-spending concerns and Precision Castparts gave back some of its previous gains after a strong run.

Finding Opportunities in a Distressed Market

Despite ongoing economic and credit concerns, we are optimistic regarding the stock market's longer-term prospects. The current correction has created more attractive valuations for a number of companies with attractive business fundamentals, including those that historically have fared well in the early stages of an economic rebound. While it is impossible to predict accurately when economic and market recoveries will begin, we believe that investors with long-term perspectives are in a strong position to benefit when they occur.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: LIPPER INC. — The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The index does not take into account fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Legend:
- Dreyfus Premier Alpha Growth Fund (Class A shares)
- Dreyfus Premier Alpha Growth Fund (Class B shares)
- Dreyfus Premier Alpha Growth Fund (Class C shares)
- Dreyfus Premier Alpha Growth Fund (Class I shares)
- Dreyfus Premier Alpha Growth Fund (Class T shares)
- Standard & Poor's 500 Composite Stock Price Index†
- Russell 1000 Growth Index†

Values: $18,787 / $18,105 / $17,629 / $17,596 / $17,563 / $14,111 / $11,356

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Alpha Growth Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares with the Standard & Poor's 500 Composite Stock Price Index and the Russell 1000 Growth Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Alpha Growth Fund on 03/31/98 to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Russell 1000 Growth Index (the "Russell 1000 Index") on that date. All dividends and capital gain distributions are reinvested.
Effective 9/17/07, the fund's benchmark changed from the Standard & Poor's 500 Composite Stock Price Index to the Russell 1000 Growth Index because the Russell 1000 Growth Index is expected to more accurately reflect the portfolio's investment approach.
Effective May 1, 2004, Dreyfus Premier Alpha Growth Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. Class A, B, C, I and T shares are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.
The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 1000 Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/08*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	**(11.56)%**	**8.58%**	**5.79%**
without sales charge	**(6.18)%**	**9.88%**	**6.42%**
Class B shares			
with applicable redemption charge †	**(10.18)%**	**8.80%**	**6.12%**
without redemption	**(6.97)%**	**9.09%**	**6.12%**
Class C shares			
with applicable redemption charge ††	**(7.75)%**	**9.12%**	**5.81%**
without redemption	**(6.94)%**	**9.12%**	**5.81%**
Class I shares	**(5.83)%**	**10.05%**	**6.51%**
Class T shares			
with applicable sales charge (4.5%)	**(10.68)%**	**8.66%**	**5.83%**
without sales charge	**(6.46)%**	**9.66%**	**6.32%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class B, Class C, Class I and Class T shares shown in the table include the performance of the predecessor fund from December 29, 1997, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

Prior to 8/1/02, the fund was known as the Bear Stearns Focus List Portfolio and employed a materially different investment strategy in pursuit of its objective of seeking capital appreciation. In deciding whether to invest in the fund, investors should consider that the fund's historical performance prior to this time period does not reflect the fund's current investment strategy. In addition, from time to time prior to 8/1/02, the fund allocated a portion of its assets to money market instruments, during which time the overall stock market declined substantially in value. These past allocations are a material factor contributing to the fund's longer-term total return record.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Alpha Growth Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.74	$ 9.46	$ 9.22	$ 4.02	$ 6.95
Ending value (after expenses)	$867.00	$863.10	$863.10	$868.80	$865.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.21	$ 10.23	$ 9.97	$ 4.34	$ 7.52
Ending value (after expenses)	$1,018.85	$1,014.85	$1,015.10	$1,020.70	$1,017.55

† *Expenses are equal to the fund's annualized expense ratio of 1.23% for Class A, 2.03% for Class B, 1.98% for Class C, .86% for Class I and 1.49% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

Common Stocks—99.8%	Shares	Value ($)
Consumer Discretionary—20.1%		
Big Lots	390,100 a,b	8,699,230
Coach	428,800 b	12,928,320
Crocs	52,700 a,b	920,669
Darden Restaurants	60,100	1,956,255
Guess?	136,700 a	5,532,249
ITT Educational Services	20,300 a,b	932,379
McGraw-Hill	249,119 a	9,204,947
Newell Rubbermaid	543,200 a	12,422,984
Omnicom Group	5,400	238,572
Snap-On	31,600	1,606,860
Starwood Hotels & Resorts Worldwide	272,800	14,117,400
Time Warner	259,688	3,640,826
Wal-Mart Stores	264,500	13,933,860
Walt Disney	307,300	9,643,074
Wyndham Worldwide	116,000 a	2,398,880
		98,176,505
Consumer Staples—3.7%		
ConAgra Foods	272,000	6,514,400
Walgreen	305,100	11,621,259
		18,135,659
Energy—11.6%		
ENSCO International	43,479 a	2,722,655
Exxon Mobil	60,900	5,150,922
Murphy Oil	81,200	6,669,768
National Oilwell Varco	91,200 b	5,324,256
Noble	207,900	10,326,393
Quicksilver Resources	71,200 a,b	2,600,936
Smith International	241,212 a	15,493,047
Sunoco	14,100 a	739,827
Transocean	54,126 a,b	7,317,835
		56,345,639

Common Stocks (continued)	Shares	Value ($)
Financial—4.9%		
American International Group	269,000	11,634,250
Charles Schwab	367,345	6,917,106
Cooper Industries, Cl. A	135,700	5,448,355
		23,999,711
Health Care—15.8%		
Baxter International	280,500	16,218,510
Bristol-Myers Squibb	774,000	16,486,200
Celgene	35,800 [a,b]	2,194,182
Express Scripts	30,600 [b]	1,968,192
Forest Laboratories	76,497 [b]	3,060,645
Genzyme	26,000 [b]	1,938,040
Medtronic	268,700	12,997,019
Merck & Co.	56,900	2,159,355
Pfizer	263,400	5,512,962
Schering-Plough	117,500	1,693,175
St. Jude Medical	219,900 [b]	9,497,481
UnitedHealth Group	89,800	3,085,528
		76,811,289
Industrial—12.2%		
BE Aerospace	22,200 [b]	775,890
Boeing	214,100	15,922,617
Manitowoc	150,600	6,144,480
Manpower	245,100	13,789,326
Precision Castparts	135,641	13,846,233
Sara Lee	432,600	6,047,748
Tyco International	66,400	2,924,920
		59,451,214
Information Technology—22.5%		
Adobe Systems	255,700 [b]	9,100,363
Apple	71,079 [b]	10,199,836
Automatic Data Processing	397,400	16,845,786

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
BMC Software	296,600	b	9,645,432
CA	213,200	a	4,797,000
Cognizant Technology Solutions, Cl. A	45,944	b	1,324,566
Google, Cl. A	3,800	b	1,673,786
Hewlett-Packard	495,425		22,621,106
Intel	133,200		2,821,176
MEMC Electronic Materials	132,600	b	9,401,340
Microsoft	489,134		13,881,623
Seagate Technology	221,900		4,646,586
Sun Microsystems	171,700	b	2,666,501
			109,625,101
Materials—7.6%			
Air Products & Chemicals	57,300		5,271,600
Airgas	117,500		5,342,725
Monsanto	145,800		16,256,700
PPG Industries	171,500	a	10,377,465
			37,248,490
Telecommunication Services—1.4%			
Cisco Systems	45,905	b	1,105,851
NII Holdings	14,100	b	448,098
Qwest Communications International	1,138,800	a	5,158,764
			6,712,713
Total Common Stocks			
(cost $520,550,882)			**486,506,321**

Other Investment—1.1%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,593,000)	5,593,000	c	**5,593,000**

Investment of Cash Collateral for Securities Loaned—9.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $45,990,543)	45,990,543 ᶜ	**45,990,543**
Total Investments (cost $572,134,425)	**110.3%**	**538,089,864**
Liabilities, Less Cash and Receivables	**(10.3%)**	**(50,401,086)**
Net Assets	**100.0%**	**487,688,778**

ᵃ *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $44,679,560 and the total market value of the collateral held by the fund is $45,990,543.*
ᵇ *Non-income producing security.*
ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	22.5	Materials	7.6
Consumer Discretionary	20.1	Financial	4.9
Health Care	15.8	Consumer Staples	3.7
Industrial	12.2	Telecommunication Services	1.4
Energy	11.6		
Money Market Investments	10.5		**110.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $44,679,560)–Note 1(b):		
Unaffiliated issuers	520,550,882	486,506,321
Affiliated issuers	51,583,543	51,583,543
Dividends and interest receivable		461,553
Receivable for shares of Beneficial Interest subscribed		143,069
Prepaid expenses		71,024
		538,765,510
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		585,555
Cash overdraft due to Custodian		144,206
Liability for securities on loan–Note 1(b)		45,990,543
Payable for shares of Beneficial Interest redeemed		4,099,157
Accrued expenses		257,271
		51,076,732
Net Assets ($)		**487,688,778**
Composition of Net Assets ($):		
Paid-in capital		529,923,495
Accumulated net realized gain (loss) on investments		(8,190,156)
Accumulated net unrealized appreciation (depreciation) on investments		(34,044,561)
Net Assets ($)		**487,688,778**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	282,002,806	37,175,764	87,532,270	29,622,378	51,355,560
Shares Outstanding	14,975,626	2,133,723	5,003,492	1,559,207	2,757,595
Net Asset Value Per Share ($)	**18.83**	**17.42**	**17.49**	**19.00**	**18.62**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $59,102 foreign taxes withheld at source):	
Unaffiliated issuers	9,417,828
Affiliated issuers	372,074
Income from securities lending	75,149
Total Income	**9,865,051**
Expenses:	
Management fee–Note 3(a)	6,520,745
Shareholder servicing costs–Note 3(c)	3,341,130
Distribution fees–Note 3(b)	1,686,907
Prospectus and shareholders' reports	109,043
Registration fees	86,306
Custodian fees–Note 3(c)	76,871
Trustees' fees and expenses–Note 3(d)	70,617
Professional fees	54,258
Miscellaneous	46,474
Total Expenses	**11,992,351**
Less–reduction in fees due to earnings credits–Note 1(b)	(26,988)
Net Expenses	**11,965,363**
Investment (Loss)–Net	**(2,100,312)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	81,665,681
Net unrealized appreciation (depreciation) on investments	(93,987,506)
Net Realized and Unrealized Gain (Loss) on Investments	**(12,321,825)**
Net (Decrease) in Net Assets Resulting from Operations	**(14,422,137)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2008[a]	2007
Operations ($):		
Investment (loss)–net	(2,100,312)	(463,484)
Net realized gain (loss) on investments	81,665,681	10,155,110
Net unrealized appreciation (depreciation) on investments	(93,987,506)	(25,394,898)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(14,422,137)**	**(15,703,272)**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(58,327,464)	(36,037,277)
Class B shares	(6,991,606)	(3,942,822)
Class C shares	(17,613,100)	(8,959,692)
Class I shares	(5,060,809)	(2,292,688)
Class T shares	(9,714,614)	(6,543,481)
Total Dividends	**(97,707,593)**	**(57,775,960)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	47,949,192	497,379,385
Class B shares	826,949	11,841,475
Class C shares	12,397,347	82,185,146
Class I shares	6,478,037	16,240,763
Class T shares	6,499,639	31,390,662
Dividends reinvested:		
Class A shares	54,719,733	33,727,134
Class B shares	6,328,813	3,504,978
Class C shares	13,846,175	6,772,731
Class I shares	4,834,641	2,260,555
Class T shares	9,397,088	6,205,737
Cost of shares redeemed:		
Class A shares	(546,596,044)	(301,952,235)
Class B shares	(25,307,261)	(24,422,950)
Class C shares	(102,185,735)	(46,271,094)
Class I shares	(19,212,853)	(19,443,954)
Class T shares	(63,655,288)	(57,146,367)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(593,679,567)**	**242,271,966**
Total Increase (Decrease) in Net Assets	**(705,809,297)**	**168,792,734**
Net Assets ($):		
Beginning of Period	1,193,498,075	1,024,705,341
End of Period	**487,688,778**	**1,193,498,075**

	Year Ended March 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	2,082,632	21,669,195
Shares issued for dividends reinvested	2,564,327	1,506,532
Shares redeemed	(23,930,137)	(13,341,745)
Net Increase (Decrease) in Shares Outstanding	**(19,283,178)**	**9,833,982**
Class B[b]		
Shares sold	39,030	517,185
Shares issued for dividends reinvested	319,723	164,445
Shares redeemed	(1,203,345)	(1,132,280)
Net Increase (Decrease) in Shares Outstanding	**(844,592)**	**(450,650)**
Class C		
Shares sold	573,388	3,736,305
Shares issued for dividends reinvested	696,487	317,972
Shares redeemed	(4,794,940)	(2,150,134)
Net Increase (Decrease) in Shares Outstanding	**(3,525,065)**	**1,904,143**
Class I		
Shares sold	290,101	695,553
Shares issued for dividends reinvested	224,867	100,738
Shares redeemed	(862,266)	(850,712)
Net Increase (Decrease) in Shares Outstanding	**(347,298)**	**(54,421)**
Class T		
Shares sold	283,841	1,366,358
Shares issued for dividends reinvested	444,768	278,285
Shares redeemed	(2,812,042)	(2,533,842)
Net Increase (Decrease) in Shares Outstanding	**(2,083,433)**	**(889,199)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended March 31, 2008, 130,131 Class B shares representing $2,775,340 were automatically converted to 121,750 Class A shares and during the period ended March 31, 2007, 149,681 Class B shares representing $3,284,363 were automatically converted to 141,375 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Alpha Growth Portfolio (Alpha Growth Portfolio), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the Alpha Growth Portfolio were transferred to the fund in exchange for Class B, C and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and the fund's predecessor's financial statements.

	Year Ended March 31,			
Class A Shares	2008	2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	23.02	24.58	19.82	17.62
Investment Operations:				
Investment income (loss)–net[b]	(.01)	.03	.01	(.01)
Net realized and unrealized gain (loss) on investments	(1.04)	(.47)	4.79	2.21
Total from Investment Operations	(1.05)	(.44)	4.80	2.20
Distributions:				
Dividends from net realized gain on investments	(3.14)	(1.12)	(.04)	–
Net asset value, end of period	18.83	23.02	24.58	19.82
Total Return (%)[c]	(6.18)	(1.66)	24.20	12.49[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.19	1.14	1.17	1.15[d]
Ratio of net expenses to average net assets	1.19[e]	1.14	1.17	1.15[d]
Ratio of net investment income (loss) to average net assets	(.05)	.15	.04	(.04)[d]
Portfolio Turnover Rate	130.42	186.08	128.55	87.73
Net Assets, end of period ($ x 1,000)	282,003	788,639	600,414	90,122

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares†	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.69	23.42	19.02	20.32	15.17
Investment Operations:					
Investment (loss)−net	(.19)a	(.14)a	(.16)a	(.13)a	(.10)
Net realized and unrealized gain (loss) on investments	(.94)	(.47)	4.60	.58	5.25
Total from Investment Operations	(1.13)	(.61)	4.44	.45	5.15
Distributions:					
Dividends from net realized gain on investments	(3.14)	(1.12)	(.04)	(1.75)	−
Net asset value, end of period	17.42	21.69	23.42	19.02	20.32
Total Return (%)b	(6.97)	(2.50)	23.33	3.08	33.95
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.03	1.95	1.97	2.00	2.17
Ratio of net expenses to average net assets	2.03c	1.95	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.90)	(.67)	(.74)	(.74)	(.61)
Portfolio Turnover Rate	130.42	186.08	128.55	87.73	92.58
Net Assets, end of period ($ x 1,000)	37,176	64,606	80,297	39,215	31,840

† *Represents information for Class B shares of the fund's predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares†	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.75	23.47	19.06	20.35	15.19
Investment Operations:					
Investment (loss)–net	(.18)a	(.14)a	(.15)a	(.14)a	(.09)
Net realized and unrealized gain (loss) on investments	(.94)	(.46)	4.60	.60	5.25
Total from Investment Operations	(1.12)	(.60)	4.45	.46	5.16
Distributions:					
Dividends from net realized gain on investments	(3.14)	(1.12)	(.04)	(1.75)	–
Net asset value, end of period	17.49	21.75	23.47	19.06	20.35
Total Return (%)b	(6.94)	(2.41)	23.33	3.13	33.97
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.96	1.92	1.94	1.98	2.17
Ratio of net expenses to average net assets	1.96c	1.92	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.83)	(.64)	(.72)	(.74)	(.61)
Portfolio Turnover Rate	130.42	186.08	128.55	87.73	92.58
Net Assets, end of period ($ x 1,000)	87,532	185,538	155,483	51,470	34,134

†   *Represents information for Class C shares of the fund's predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*

a   *Based on average shares outstanding at each month end.*

b   *Exclusive of sales charge.*

c   *The difference for the period represents less than .01%.*

See notes to financial statements.

Class I Shares	Year Ended March 31,			
	2008[a]	2007	2006	2005[b]
Per Share Data ($):				
Net asset value, beginning of period	23.12	24.60	19.80	17.62
Investment Operations:				
Investment income—net[c]	.07	.11	.09	.04
Net realized and unrealized gain (loss) on investments	(1.05)	(.47)	4.75	2.14
Total from Investment Operations	(.98)	(.36)	4.84	2.18
Distributions:				
Dividends from net realized gain on investments	(3.14)	(1.12)	(.04)	–
Net asset value, end of period	19.00	23.12	24.60	19.80
Total Return (%)	(5.83)	(1.33)	24.43	12.37[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.84	.81	.90	.86[d]
Ratio of net expenses to average net assets	.84[e]	.81	.90	.86[d]
Ratio of net investment income to average net assets	.31	.47	.38	.20[d]
Portfolio Turnover Rate	130.42	186.08	128.55	87.73
Net Assets, end of period ($ x 1,000)	29,622	44,073	48,246	2,605

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.86	24.48	19.78	20.95	15.57
Investment Operations:					
Investment (loss)–net	(.07)[a]	(.03)[a]	(.06)[a]	(.05)[a]	(.02)
Net realized and unrealized gain (loss) on investments	(1.03)	(.47)	4.80	.63	5.40
Total from Investment Operations	(1.10)	(.50)	4.74	.58	5.38
Distributions:					
Dividends from net realized gain on investments	(3.14)	(1.12)	(.04)	(1.75)	–
Net asset value, end of period	18.62	22.86	24.48	19.78	20.95
Total Return (%)[b]	(6.46)	(1.93)	23.95	3.66	34.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.45	1.42	1.40	1.45	1.67
Ratio of net expenses to average net assets	1.45[c]	1.42	1.40	1.40	1.40
Ratio of net investment (loss) to average net assets	(.33)	(.13)	(.27)	(.25)	(.11)
Portfolio Turnover Rate	130.42	186.08	128.55	87.73	92.58
Net Assets, end of period ($ x 1,000)	51,356	110,642	140,266	122,177	108,361

[†] *Represents information for Class A shares of the fund's predecessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *The difference for the period represents less than .01%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Alpha Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers six series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The requirements for Class I shares remained the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliates, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $32,207 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $872,135, undistributed capital gains $68,716 and unrealized depreciation $35,022,652. In addition, the fund had $8,152,916 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the fiscal periods ended March 31, 2008 and March 31, 2007, were as follows: ordinary income $69,255,242 and $29,860,982 and long term capital gains $28,452,351 and $27,914,978, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and limited partnership adjustments, the fund increased accumulated undistributed investment income-net by

$2,100,312 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management Inc. ("BSAM"), Dreyfus paid BSAM a fee payable monthly at the annual rate of .25% of the value of the fund's average daily net assets through September 17, 2007. The Sub-Investment Advisory Agreement was terminated by the Board members effective September 17, 2007.

During the period ended March 31, 2008, the Distributor retained $19,419 and $1,179 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $191,614 and $46,483 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 % of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares.

During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $399,753, $1,079,768 and $207,386, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $1,370,726, $133,251, $359,923 and $207,386, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $347,245 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $26,988 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $76,871 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $319,510, Rule 12b-1 distribution plan fees $92,017, shareholder services plan fees $99,801, custodian fees $21,140, chief compliance officer $2,709 and transfer agency per account fees $50,378.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $1,120,860,803 and $1,799,607,881, respectively.

At March 31, 2008, the cost of investments for federal income tax purposes was $573,112,516; accumulated net unrealized depreciation on investments was $35,022,652, consisting of $28,607,500 gross unrealized appreciation and $63,630,152 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Alpha Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Alpha Growth Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2004 were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier Alpha Growth Fund at March 31, 2008, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with U.S generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.9132 per share as a long-term capital gain distribution and $2.2228 per share as a short-term capital gain distribution of the $3.1360 per share paid on December 7, 2007. Also the fund hereby designates 10.22% of the ordinary dividends paid during the fiscal year ended March 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $8,528,864 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, based on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data,

including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the current portfolio managers were appointed in September 2007. The Board further noted that the Fund's average annual total return ranked in the fourth quartiles of its Performance Group and Performance Universe for the one- and two-year periods ended January 31, 2008 and in the third quartile of its Performance Group for the three-year period ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that while the fund's actual management fees were higher than the medians of the Expense Group and Expense Universe, the fund's total expenses were lower than the medians of the Expense Group and the Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets, there had been no economies of scale because of the decline in the size of the fund and substantial increase in the cost of distribution. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- While the Board was concerned with the fund's performance, it acknowledged that the current portfolio managers have been managing the fund for less than six months. The Board committed to closely monitor fund performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the Agreements was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

———————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

———————

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

40

For More Information

Dreyfus Premier
Alpha Growth Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPWAX	Class B: BSFBX	Class C: BSFCX
	Class I: DPARX	Class T: BSFAX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6031AR0308

Dreyfus Premier Intrinsic Value Fund

ANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Intrinsic Value Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2007, through March 31, 2008.

Fund and Market Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier Intrinsic Value Fund's Class A shares produced a total return of –14.89%, Class B shares produced –15.55%, Class C shares produced –15.43%, Class I shares produced –14.58%, and Class T shares produced –15.06%.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), produced a total return of –5.08%.[2]

Stocks suffered over the reporting period amid an intensifying economic downturn and credit crisis stemming primarily from declining U.S. housing prices and soaring mortgage defaults. The fund underperformed its benchmark, as the value-oriented stocks in which it invests were particularly hard-hit. Shortfalls were particularly severe among the fund's financials holdings.

The Fund's Investment Approach

As of April 17, 2008, Bear Stearns Asset Management Inc. no longer serves as the sub-investment adviser to the fund and Dreyfus assumed the day-to-day management of the fund's investments.

As of that date, Brian C. Ferguson is the fund's primary portfolio manager. Mr. Ferguson is a senior vice president and the director of the U.S. Large Cap Value Equity Team of The Boston Company Asset Management, LLC (TBCAM), an affiliate of Dreyfus, where he has been employed since June 1997. In April 2001, Mr. Ferguson became a dual employee of Dreyfus and TBCAM.

The fund's investment objective remains capital appreciation. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of companies with market capitalizations, at the time of purchase, of more than $10 billion that we identify as value securities.

The fund also continues to employ a "value approach" to investing, by looking for equity securities that have relatively low price-to-book ratios, low price-to-earnings ratios or lower-than-average price-to-cash-flow ratios and dividend payments. The fund considers factors such as a company's earnings growth, dividend pay-out ratios, return on equity, new management and upcoming corporate restructuring, the general business cycle, the company's position within a specific industry and the company's responsiveness to changing conditions.

Economic and Credit Woes Undermined Stock Prices

Despite gains posted early in the reporting period, the S&P 500 Index and fund produced negative absolute returns over the reporting period due to slowing U.S. economic growth and a credit crisis that originated in the sub-prime mortgage market and spread to other areas of the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by injecting capital into the banking system and reducing short-term interest rates from 5.25% to 2.25% by the reporting period's end.

The downturn was particularly severe among value-oriented stocks, with inexpensively priced shares becoming even more inexpensive as investors reassessed their attitudes toward risk. Financial stocks were especially hard-hit when a number of major commercial banks, investment banks and bond insurers announced significant sub-prime related losses. On the other hand, materials, energy and industrial stocks fared relatively well due to their exposure to more robust overseas economies.

Financial Stocks Offset Better Results in Other Sectors

This turbulent market environment produced numerous challenges for our value-oriented investment process. Although we had gradually shifted the fund's portfolio toward higher-quality and larger-cap stocks in anticipation of an economic slowdown, the damage inflicted on financials stocks by the sub-prime meltdown more than offset the benefits from a more cautious investment posture. Among the market's harder-hit financial services companies were large-cap holdings such as Countrywide Financial, the nation's largest mortgage lender, which controlled approximately 20% of the U.S. mortgage market. The stock declined precipitously before the company was targeted for acquisition by Bank of America. We sold the fund's position in Countrywide Financial in January 2008.

Diversified financial services giant Citigroup represented another holding that stood near the epicenter of the credit crisis, as its investment banking division ranked among the largest underwriters of Structured Investment Vehicles ("SIVs") that were laden with securities backed by troubled sub-prime mortgages. Although other major banking holdings have so far announced smaller sub-prime related write-downs than some of their competitors, their stock was nonetheless undermined by investors' concerns that negative surprises might be in the offing.

To a far lesser extent, the fund's results also were hampered by its lack of holdings in the energy sector, which appeared overvalued to us given the potential for slackening demand for oil in a slower global economy.

In contrast to these disappointments, the fund's technology holdings contributed positively to its relative performance. Technology leaders such as cellular handset maker Nokia, computing services giant International Business Machines, software developer Microsoft and hardware manufacturer Hewlett-Packard helped fuel significant gains for the fund in a sector that generated mildly negative returns for the benchmark. The fund also fared relatively well among consumer-oriented stocks, as low-price retailers Wal-Mart and TJX Cos. benefited from greater demand from cost-conscious consumers.

Remaining Cautious in a Distressed Market

As of the reporting period's end, the credit crisis has intensified, the U.S. economy has continued to falter and investors generally have remained risk-averse. Nonetheless, we have maintained many of the fund's positions in the financials area, as we expect the sector to lead a potential market recovery when the downturn is over. In the meantime, we intend to maintain the fund's relatively defensive investment posture, including an emphasis on large, high-quality companies.

April 15, 2008

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost.*

[2]   *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Intrinsic Value Fund
Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the
Standard & Poor's 500 Composite Stock Price Index

†   Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C, Class I and Class T
shares of Dreyfus Premier Intrinsic Value Fund on 03/31/98 to a $10,000 investment made in the Standard & Poor's
500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Effective May 1, 2004, Dreyfus Premier Intrinsic Value Fund (the "fund") commenced operations after all of the assets
of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in
exchange for a corresponding class of shares of the fund in a tax-free reorganization. Class A, B, C, I and T shares are
subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph
above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and
servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into
Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the
fund's Class A shares are not. The fund's other share classes have achieved different returns.
The fund's performance shown in the line graph above takes into account the maximum initial sales charges on
Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted,
unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to charges, fees
and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance,
including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and
elsewhere in this report.

Average Annual Total Returns *as of 3/31/08*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	(19.79)%	8.24%	3.52%
without sales charge	(14.89)%	9.53%	4.13%
Class B shares			
with applicable redemption charge †	(18.57)%	8.45%	3.81%
without redemption	(15.55)%	8.74%	3.81%
Class C shares			
with applicable redemption charge ††	(16.19)%	8.78%	3.52%
without redemption	(15.43)%	8.78%	3.52%
Class I shares	(14.58)%	9.92%	4.62%
Class T shares			
with applicable sales charge (4.5%)	(18.89)%	8.31%	3.55%
without sales charge	(15.06)%	9.31%	4.03%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class C and Class T shares shown in the table include the performance of the predecessor fund from April 4, 1995, to April 30, 2004, for Class B from January 28, 1998, to April 30, 2004, and for Class I from September 11, 1995, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Intrinsic Value Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.64	$ 9.08	$ 8.99	$ 3.91	$ 6.77
Ending value (after expenses)	$818.80	$816.10	$816.60	$820.50	$818.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.26	$ 10.08	$ 9.97	$ 4.34	$ 7.52
Ending value (after expenses)	$1,018.80	$1,015.00	$1,015.10	$1,020.70	$1,017.55

† Expenses are equal to the fund's annualized expense ratio of 1.24% for Class A, 2.00% for Class B, 1.98% for Class C, .86% for Class I and 1.49% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

March 31, 2008

Common Stocks—100.0%	Shares	Value ($)
Banking—18.5%		
Bank of America	142,395	5,398,194
Citigroup	201,233	4,310,411
U.S. Bancorp	63,400	2,051,624
Wachovia	161,300	4,355,100
Wells Fargo & Co.	133,800	3,893,580
		20,008,909
Consumer Discretionary—15.3%		
Centex	19,200 [a]	464,832
D.R. Horton	60,800 [a]	957,600
Gap	75,600	1,487,808
Home Depot	198,100	5,540,857
KB Home	47,300 [a]	1,169,729
Macy's	33,500	772,510
McGraw-Hill	54,000 [a]	1,995,300
Pulte Homes	34,100 [a]	496,155
Time Warner	37,000	518,740
TJX Cos.	34,000	1,124,380
Viacom, Cl. B	50,600 [b]	2,004,772
		16,532,683
Consumer Staples—7.6%		
Procter & Gamble	37,800	2,648,646
Wal-Mart Stores	106,600	5,615,688
		8,264,334
Financial—17.1%		
American International Group	109,400	4,731,550
BB & T	65,800 [a]	2,109,548
Fifth Third Bancorp	109,700 [a]	2,294,924
Freddie Mac	54,500	1,379,940
Genworth Financial, Cl. A	94,500	2,139,480
JPMorgan Chase & Co.	24,600	1,056,570
Morgan Stanley	68,200	3,116,740
Washington Mutual	77,000 [a]	793,100
XL Capital, Cl. A	29,200	862,860
		18,484,712

Common Stocks (continued)	Shares	Value ($)
Health Care−8.9%		
Johnson & Johnson	84,500	5,481,515
Pfizer	96,300	2,015,559
UnitedHealth Group	63,000	2,164,680
		9,661,754
Industrial−7.3%		
3M	28,700	2,271,605
General Electric	151,800	5,618,118
		7,889,723
Information Technology−24.1%		
Cisco Systems	95,500 b	2,300,595
Dell	204,000 b	4,063,680
eBay	75,500 b	2,252,920
Hewlett-Packard	88,600	4,045,476
International Business Machines	42,200	4,858,908
Microsoft	186,300	5,287,194
Nokia, ADR	64,000	2,037,120
Texas Instruments	45,300	1,280,631
		26,126,524
Telecommunication Services−1.2%		
Sprint Nextel	199,700	**1,335,993**
Total Common Stocks		
(cost $114,554,396)		**108,304,632**

Other Investment−.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $582,000)	582,000 c	**582,000**

Investment of Cash Collateral for Securities Loaned—10.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $10,797,970)	10,797,970 c	**10,797,970**
Total Investments (cost $125,934,366)	**110.5%**	**119,684,602**
Liabilities, Less Cash and Receivables	**(10.5%)**	**(11,354,093)**
Net Assets	**100.0%**	**108,330,509**

ADR—American Depository Receipts

a All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $10,281,188 and the total market value of the collateral held by the fund is $10,797,970.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	24.1	Health Care	8.9
Banking	18.5	Consumer Staples	7.6
Financial	17.1	Industrial	7.3
Consumer Discretionary	15.3	Telecommunication Services	1.2
Money Market Investments	10.5		**110.5**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $10,281,188)–Note1(b):		
Unaffiliated issuers	114,554,396	108,304,632
Affiliated issuers	11,379,970	11,379,970
Receivable for investment securities sold		1,097,081
Dividends and interest receivable		169,072
Receivable for shares of Beneficial Interest subscribed		9,509
Prepaid expenses		39,582
		120,999,846
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		116,903
Cash overdraft due to Custodian		6,823
Liability for securities on loan–Note 1(b)		10,797,970
Payable for investment securities purchased		1,338,066
Payable for shares of Beneficial Interest redeemed		334,346
Interest payable–Note 2		490
Accrued expenses		74,739
		12,669,337
Net Assets ($)		**108,330,509**
Composition of Net Assets ($):		
Paid-in capital		110,864,793
Accumulated undistributed investment income–net		704,399
Accumulated net realized gain (loss) on investments		3,011,081
Accumulated net unrealized appreciation (depreciation) on investments		(6,249,764)
Net Assets ($)		**108,330,509**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	13,218,280	8,476,766	13,950,664	57,012,702	15,672,097
Shares Outstanding	785,125	514,118	840,592	3,319,616	920,637
Net Asset Value Per Share ($)	**16.84**	**16.49**	**16.60**	**17.17**	**17.02**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2008

Investment Income ($):

Income:

Cash dividends (net of $32,042 foreign taxes withheld at source):	
Unaffiliated issuers	4,187,170
Affiliated issuers	13,188
Income from securities lending	31,281
Total Income	**4,231,639**
Expenses:	
Management fee–Note 3(a)	1,300,754
Shareholder servicing costs–Note 3(c)	363,460
Distribution fees–Note 3(b)	345,253
Registration fees	68,478
Professional fees	45,090
Prospectus and shareholders' reports	22,598
Interest expense–Note 2	17,926
Custodian fees–Note 3(c)	14,868
Trustees' fees and expenses–Note 3(d)	12,069
Miscellaneous	17,523
Total Expenses	**2,208,019**
Less–reduction in management fee due to undertaking–Note 3(a)	(1,562)
Less–reduction in fees due to earnings credits–Note 1(b)	(5,854)
Net Expenses	**2,200,603**
Investment Income–Net	**2,031,036**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	10,641,311
Net unrealized appreciation (depreciation) on investments	(33,046,381)
Net Realized and Unrealized Gain (Loss) on Investments	**(22,405,070)**
Net (Decrease) in Net Assets Resulting from Operations	**(20,374,034)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2008[a]	2007
Operations ($):		
Investment income–net	2,031,036	1,728,517
Net realized gain (loss) on investments	10,641,311	17,117,379
Net unrealized appreciation (depreciation) on investments	(33,046,381)	2,595,308
Net Increase (Decrease) in Net Assets Resulting from Operations	**(20,374,034)**	**21,441,204**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(278,541)	(209,565)
Class B shares	(31,439)	–
Class C shares	(87,333)	–
Class I shares	(1,225,748)	(1,576,085)
Class T shares	(227,417)	(99,280)
Net realized gain on investments:		
Class A shares	(2,021,042)	(1,235,114)
Class B shares	(1,460,921)	(1,988,607)
Class C shares	(2,029,088)	(1,941,321)
Class I shares	(7,456,916)	(7,571,348)
Class T shares	(2,227,262)	(2,358,622)
Total Dividends	**(17,045,707)**	**(16,979,942)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,776,057	13,480,194
Class B shares	105,495	2,890,104
Class C shares	616,779	2,335,524
Class I shares	11,475,098	24,927,955
Class T shares	225,071	1,122,810

	Year Ended March 31,	
	2008[a]	2007
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	2,179,199	1,367,152
Class B shares	1,360,689	1,781,190
Class C shares	2,027,741	1,738,331
Class I shares	8,538,607	8,764,764
Class T shares	2,270,416	2,292,707
Cost of shares redeemed:		
Class A shares	(12,548,923)	(5,654,247)
Class B shares	(10,470,365)	(12,975,347)
Class C shares	(9,200,594)	(5,067,731)
Class I shares	(55,791,987)	(20,991,027)
Class T shares	(11,390,781)	(8,791,513)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(63,827,498)**	**7,220,866**
Total Increase (Decrease) in Net Assets	**(101,247,239)**	**11,682,128**
Net Assets ($):		
Beginning of Period	209,577,748	197,895,620
End of Period	**108,330,509**	**209,577,748**
Undistributed investment income—net	704,399	525,747

	Year Ended March 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	321,444	587,154
Shares issued for dividends reinvested	110,379	61,837
Shares redeemed	(628,868)	(256,488)
Net Increase (Decrease) in Shares Outstanding	**(197,045)**	**392,503**
Class B[b]		
Shares sold	4,418	131,700
Shares issued for dividends reinvested	70,429	83,484
Shares redeemed	(517,637)	(587,301)
Net Increase (Decrease) in Shares Outstanding	**(442,790)**	**(372,117)**
Class C		
Shares sold	27,945	105,545
Shares issued for dividends reinvested	104,295	80,746
Shares redeemed	(453,134)	(232,527)
Net Increase (Decrease) in Shares Outstanding	**(320,894)**	**(46,236)**
Class I		
Shares sold	535,655	1,093,059
Shares issued for dividends reinvested	425,866	393,942
Shares redeemed	(2,561,066)	(929,509)
Net Increase (Decrease) in Shares Outstanding	**(1,599,545)**	**557,492**
Class T		
Shares sold	10,480	49,332
Shares issued for dividends reinvested	114,034	104,195
Shares redeemed	(538,501)	(390,943)
Net Increase (Decrease) in Shares Outstanding	**(413,987)**	**(237,416)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended March 31, 2008, 76,082 Class B shares representing $1,560,258 were automatically converted to 74,328 Class A shares and during the period ended March 31, 2007, 133,324 Class B shares representing $3,049,292 were automatically converted to 129,933 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, I and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio ("Intrinsic Value Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, I and T shares thereafter. Before the fund commened operations, substantially all of the assets of the Intrinsic Value Portfolio were transferred to the fund in exchange for Class B, C, I and T shares in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and the fund's predecessor's financial statements.

	Year Ended March 31,			
Class A Shares	2008	2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	22.27	21.80	21.81	20.80
Investment Operations:				
Investment income−net[b]	.26	.21	.23	.19
Net realized and unrealized gain (loss) on investments	(3.21)	2.22	1.57	1.51
Total from Investment Operations	(2.95)	2.43	1.80	1.70
Distributions:				
Dividends from investment income−net	(.30)	(.28)	(.20)	(.19)
Dividends from net realized gain on investments	(2.18)	(1.68)	(1.61)	(.50)
Total Distributions	(2.48)	(1.96)	(1.81)	(.69)
Net asset value, end of period	16.84	22.27	21.80	21.81
Total Return (%)[c]	(14.89)	11.50	8.36	8.12[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.23	1.19	1.07	1.32[d]
Ratio of net expenses to average net assets	1.23[e]	1.19	1.07	1.32[d,e]
Ratio of net investment income to average net assets	1.22	.95	1.05	.77[d]
Portfolio Turnover Rate	19.96	44.30	47.57	69.29
Net Assets, end of period ($ x 1,000)	13,218	21,874	12,855	8,622

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.78	21.27	21.31	20.67	14.50
Investment Operations:					
Investment income−net	.08[a]	.03[a]	.03[a]	.06[a]	.00[b]
Net realized and unrealized gain (loss) on investments	(3.14)	2.16	1.54	1.20	6.20
Total from Investment Operations	(3.06)	2.19	1.57	1.26	6.20
Distributions:					
Dividends from investment income−net	(.05)	–	–	(.11)	(.03)
Dividends from net realized gain on investments	(2.18)	(1.68)	(1.61)	(.51)	–
Total Distributions	(2.23)	(1.68)	(1.61)	(.62)	(.03)
Net asset value, end of period	16.49	21.78	21.27	21.31	20.67
Total Return (%)[c]	(15.55)	10.61	7.45	6.07	42.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.06	2.01	1.96	2.01	2.32
Ratio of net expenses to average net assets	2.06[d]	2.01	1.96	2.00	2.00
Ratio of net investment income to average net assets	.36	.15	.13	.29	.09
Portfolio Turnover Rate	19.96	44.30	47.57	69.29	53.78
Net Assets, end of period ($ x 1,000)	8,477	20,838	28,265	32,993	19,990

[†] *Represents information for Class B shares of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares†	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	21.93	21.40	21.42	20.79	14.58
Investment Operations:					
Investment income–net	.10[a]	.04[a]	.04[a]	.06[a]	.01
Net realized and unrealized gain (loss) on investments	(3.16)	2.17	1.55	1.18	6.24
Total from Investment Operations	(3.06)	2.21	1.59	1.24	6.25
Distributions:					
Dividends from investment income–net	(.09)	–	(.00)[b]	(.10)	(.04)
Dividends from net realized gain on investments	(2.18)	(1.68)	(1.61)	(.51)	–
Total Distributions	(2.27)	(1.68)	(1.61)	(.61)	(.04)
Net asset value, end of period	16.60	21.93	21.40	21.42	20.79
Total Return (%)[c]	(15.43)	10.64	7.52	5.97	42.86
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.98	1.96	1.92	2.00	2.32
Ratio of net expenses to average net assets	1.98[d]	1.96	1.92	1.98	2.00
Ratio of net investment income to average net assets	.47	.20	.17	.30	.09
Portfolio Turnover Rate	19.96	44.30	47.57	69.29	53.78
Net Assets, end of period ($ x 1,000)	13,951	25,474	25,840	27,263	21,324

[†] *Represents information for Class C shares of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares[†]	Year Ended March 31,				
	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.65	22.15	22.12	21.43	14.97
Investment Operations:					
Investment income–net	.34[b]	.28[b]	.27[b]	.31[b]	.16
Net realized and unrealized gain (loss) on investments	(3.28)	2.25	1.61	1.21	6.47
Total from Investment Operations	(2.94)	2.53	1.88	1.52	6.63
Distributions:					
Dividends from investment income–net	(.36)	(.35)	(.24)	(.32)	(.17)
Dividends from net realized gain on investments	(2.18)	(1.68)	(1.61)	(.51)	–
Total Distributions	(2.54)	(2.03)	(1.85)	(.83)	(.17)
Net asset value, end of period	17.17	22.65	22.15	22.12	21.43
Total Return (%)	(14.58)	11.82	8.61	7.09	44.41
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.95	.88	.94	1.32
Ratio of net expenses to average net assets	.91[c]	.95	.88	.93	1.00
Ratio of net investment income to average net assets	1.52	1.21	1.20	1.37	1.09
Portfolio Turnover Rate	19.96	44.30	47.57	69.29	53.78
Net Assets, end of period ($ x 1,000)	57,013	111,415	96,615	113,478	27,109

[†] *Represents information for Class Y shares of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.46	21.83	21.82	21.14	14.81
Investment Operations:					
Investment income—net	.21[a]	.16[a]	.15[a]	.17[a]	.09
Net realized and unrealized gain (loss) on investments	(3.25)	2.22	1.58	1.22	6.35
Total from Investment Operations	(3.04)	2.38	1.73	1.39	6.44
Distributions:					
Dividends from investment income—net	(.22)	(.07)	(.11)	(.20)	(.11)
Dividends from net realized gain on investments	(2.18)	(1.68)	(1.61)	(.51)	–
Total Distributions	(2.40)	(1.75)	(1.72)	(.71)	(.11)
Net asset value, end of period	17.02	22.46	21.83	21.82	21.14
Total Return (%)[b]	(15.06)	11.24	8.02	6.55	43.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.47	1.42	1.50	1.82
Ratio of net expenses to average net assets	1.49[c]	1.47	1.42	1.48	1.50
Ratio of net investment income to average net assets	.98	.69	.67	.79	.59
Portfolio Turnover Rate	19.96	44.30	47.57	69.29	53.78
Net Assets, end of period ($ x 1,000)	15,672	29,977	34,320	40,709	41,250

[†] *Represents information for Class A shares of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Intrinsic Value Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers six series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The requirements for Class I shares remained the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliates, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $13,406 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $704,399, undistributed capital gains $3,610,049 and unrealized depreciation $6,848,732.

The tax characters of distributions paid to shareholders during the fiscal period ended March 31, 2008 and March 31, 2007, were as follows: ordinary income $1,956,928 and $2,801,090 and long-term capital gains $15,088,779 and $14,178,852, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for dividend reclassification, the fund decreased accumulated undistributed investment income-net by $1,906 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2008 was approximately $352,200, with a related weighted average annualized interest rate of 5.09%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

The Manager has undertaken from March 10, 2008 through July 31, 2009 that, if the aggregate expenses of, exclusive of shareholder servicing fees and Rule 12b-1 distribution plan fees, but including the management fee, exceed 1.15% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the management agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $1,562 during the period ended March 31, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management Inc. ("BSAM"), Dreyfus paid BSAM a fee payable monthly at the annual rate of .25% of the value of the fund's average daily net assets through April 17, 2008. The Sub-Investment Advisory Agreement was terminated by the Board members effective April 17, 2008.

During the period ended March 31, 2008, the Distributor retained $2,367 and $403 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $24,426 and $1,903 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $120,263, $164,307 and $60,683, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $51,408, $40,088, $54,769 and $60,683, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $83,633 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $5,854 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $14,868 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $69,877, Rule 12b-1 distribution plan fees $17,833, shareholder services plan fees $11,044, custodian fees $5,956, chief compliance officer fees $2,709 and transfer agency per account fees $11,046, which are offset against an expense reimbursement currently in effect in the amount of $1,562.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $34,450,174 and $113,103,161, respectively.

At March 31, 2008, the cost of investments for federal income tax purposes was $126,533,334; accumulated net unrealized depreciation on investments was $6,848,732, consisting of $12,287,345 gross unrealized appreciation and $19,136,077 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

At a meeting of the Board of Trustees of the fund held on April 17, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier Strategic Value Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of May 21, 2008 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about July 23, 2008. The Reorganization is expected to take place on or about August 27, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Intrinsic Value Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Intrinsic Value Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2004 were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier Intrinsic Value Fund at March 31, 2008, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with U.S generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $2.1687 per share as a long-term capital gain distribution and $.0153 per share as a short-term capital gain distribution paid on December 7, 2007. Also the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended March 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,956,928 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management, Inc. ("BSAM") (together, the "Agreements") for a six-month term ending September 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund by Dreyfus and BSAM pursuant to the Agreements. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's and BSAM's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, based on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board expressed its concern over the fund's overall performance, noting, among other things, that the fund's average annual total return ranked in the fourth quartiles of its Performance Group and Performance Universe for the one- and three-year periods ended January 31, 2008. The Board observed that the fund's longer term performance was more successful, as evidenced by its second quartile rankings among the Performance Group and Performance Universe for the five-year period ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's contractual and actual management fees and actual total expenses were lower than the median of the Expense Group but higher than the median of the Expense Universe. After discussions with the Board members, representatives of Dreyfus agreed that, through July 31, 2009, if the aggregate expenses of a fund's share class, exclusive of shareholder servicing fees, and Rule 12b-1 fees, but including the management fee, exceed 1.15 of 1% of the value of the Fund's average daily net assets, the Fund may deduct from the payment to be made to Dreyfus under the Management Agreement, or Dreyfus will bear, such excess expense.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors.

The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on the fund being of significant size with increasing assets and that, if a fund is small and it's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and BSAM are adequate and appropriate.
- While the Board was concerned about the fund's performance, the Board believed that Dreyfus was seeking to improve its returns, and determined to closely monitor performance and to renew the Management Agreement only for a six-month period, through September 30, 2008.
- The Board concluded, taking into account the fee waivers, that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the Agreements was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

————————

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
Intrinsic Value Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DPVAX | Class B: BLCBX | Class C: BLCCX |
| | Class I: BSLYX | Class T: BLCAX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6026AR0308

Dreyfus Premier
S&P STARS Fund

ANNUAL REPORT March 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier S&P STARS Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of April 1, 2007, through March 31, 2008.

Market and Fund Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier S&P STARS Fund's Class A shares produced a total return of –12.09%, Class B shares produced –12.84%, Class C shares produced –12.76%, Class I shares produced –11.78%, Class T shares produced –12.33%.[1] These returns lagged the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of –5.08% for the same period. In addition, the Russell 1000 Growth Index produced a total return of –0.75% for the same period. [2, 3]

Stocks generally declined under a tide of negative economic data and amid a credit crisis in fixed-income markets. The fund adopted over-weighted positions in the relatively hard-hit technology and consumer discretionary stocks in anticipation of the U.S. economy's recovery, causing its returns to trail its benchmark.

The Fund's Investment Approach

As of April 17, 2008, Bear Stearns Asset Management Inc. no longer serves as sub-investment adviser to the fund and Dreyfus provides the day-to-day management of the fund's investments.

As of that date, investment decisions for the fund are made by a team of portfolio managers comprised of members of the Disciplined Growth Investment Team of The Boston Company Asset Management NY, LLC (TBCAM NY), an affiliate of Dreyfus. The team members are Terence J. McLaughlin, Fred A. Kuehndorf and Deborah C. Ohl, each of whom also is an employee of Dreyfus and manages the fund in that capacity. Messrs. McLaughlin and Kuehndorf and Ms. Ohl have been portfolio managers for TBCAM NY since January 2008 and were port-folio managers for The Boston Company Asset Management, LLC (TBCAM), an affiliate of Dreyfus, from September 2005 through December 2007. They each became a dual employee of both Dreyfus and TBCAM NY in January 2008. Prior to joining TBCAM in 2005,

Mr. McLaughlin was the chief investment officer and a portfolio manager with Lighthouse Dreyfus Growth Advisors (Lighthouse), an affiliate of Dreyfus. Prior to joining TBCAM in 2005, Mr. Kuehndorf was a senior vice president and senior portfolio manager with Lighthouse. Prior to joining TBCAM in 2005, Ms. Ohl was a portfolio manager with Lighthouse. Messrs. McLaughlin and Kuehndorf and Ms. Ohl served in these capacities for Lighthouse since November 2002.

The fund continues to seek to provide investment results that exceed the total return of publicly traded common stocks in the aggregate, as represented by the S&P 500 Index. To pursue this goal, the managers employ the Standard & Poor's STock Appreciation Ranking System (or "STARS"), S&P's proprietary stock research rating system. The managers generally use STARS to identify common stocks in the highest categories (5 and 4 STARS) for purchase, and in the lowest category (1 and 2 STARS) for occasional short-selling. The managers independently analyze the stocks and identify for purchase those it believes have the greatest potential for growth and are reasonably priced.

Positioned in Advance of Economic Recovery

Stocks generally produced negative absolute returns over the reporting period due to slowing U.S. economic growth and a credit crisis that originated in the sub-prime mortgage market and spread to other areas of the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology.

In the face of worsening economic data, the Federal Reserve Board (the "Fed") took aggressive steps to increase liquidity and reduce the cost of business capital. In our view, these moves improved the prospects for an economic recovery later in 2008. In light of the market's tendency to anticipate changing economic conditions by several months, we positioned the fund to capitalize on an eventual market upturn by emphasizing exposure to technology and consumer discretionary stocks. Performance suffered when these two sectors underperformed the overall market.

Disappointing results from several individual holdings further exacerbated the fund's weakness in these sectors. Notable decliners included communications equipment maker ARRIS Group, online advertising specialist ValueClick, restaurant chain Denny's and fashion retailer Nordstrom. Such losses were partly offset by gains in a few other holdings. Internet infrastructure companies, such as Ciena, rose on the strength of increasing Internet traffic. Semiconductor equipment maker Applied Materials expanded into the fast-growing solar energy equipment area. Teen-oriented apparel maker Quiksilver climbed after announcing the sale of an underperforming business group.

Relatively Good Performance in Financials and Health Care

The fund outperformed its benchmark in the financials and health care sectors. Financial stocks declined sharply during the reporting period as the impact of defaults in the sub-prime credit market rippled throughout the sector. However, the fund held relatively light exposure to financials, particularly during the third and fourth quarters of 2007, when the steepest losses occurred. The sector held reasonably steady during the first quarter of 2008, and we began to increase the fund's exposure to companies with limited liquidity risk, such as Moody's and Assured Guaranty.

In the health care area, the fund's emphasis on biotechnology companies with leadership positions in specific product areas bolstered returns. Top performers included Gilead Sciences, which increased its share of the HIV drug market; Genzyme, which added new products to its autoimmune-related drug portfolio; and Genentech, which announced positive news regarding its lead cancer drug, Avastin. Another health care holding, women's health product maker Cytyc, was acquired by a competitor at a premium price. Such gains more than offset declines in other holdings, such as health care plan provider WellPoint.

Prepared to Capitalize on Recovery

While the fund's overweighted exposure to technology and consumer discretionary stocks took a toll on performance during the reporting period, we remain confident in the longer-term prospects for our strategy. These sectors have historically tended to outperform the rest of the market by a larger margin during the earlier phases of a market upturn. By accepting the risk of short-term underperformance during what appears to be the tail end of the current market downturn, we believe we have positioned the fund to capture outsized gains when recovery begins. We also have actively increased the fund's exposure to financial stocks in view of the Fed's accommodating fiscal policy and the bond market's steep yield curve, both of which have improved liquidity for many of the sector's companies.

April 15, 2008

"Short-selling" refers to a strategy in which the fund sells a security it has borrowed in anticipation of repurchasing it at a lower price in the future, thereby realizing a gain. The fund may engage in short-selling trading, which involves selling a security it does not own in anticipation that the security's price will decline and may expose the fund to the risk that it will be required to buy the security sold short at a time when the security has appreciated in value, thus resulting in a loss to the fund.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's returns reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 01, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC.— Each index reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The indices do not take into account fees and expenses to which the fund is subject.*

[3] *"Standard & Poor's®," "S&P®" and "STARS®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund and is not an index fund.*

FUND PERFORMANCE



Dreyfus Premier S&P STARS Fund (Class A shares)	———
Dreyfus Premier S&P STARS Fund (Class B shares)	··········
Dreyfus Premier S&P STARS Fund (Class C shares)	———
Dreyfus Premier S&P STARS Fund (Class I shares)	- - - - - -
Dreyfus Premier S&P STARS Fund (Class T shares)	· · · · · ·
Standard & Poor's 500 Composite Stock Price Index†	▬▬▬

$16,174
$14,983
$14,597
$14,542
$14,540
$14,111

Dollars

20,000
17,500
15,000
12,500
10,000
7,500

98 99 00 01 02 03 04 05 06 07 08

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus Premier S&P STARS Fund
Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the
Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier S&P STARS Fund on 03/31/98 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Effective May 1, 2004, Dreyfus Premier S&P STARS Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. Class A, B, C, I and T shares are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.

The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/08*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	**(17.15)%**	**11.41%**	**3.81%**
without sales charge	**(12.09)%**	**12.74%**	**4.43%**
Class B shares			
with applicable redemption charge †	**(16.33)%**	**11.70%**	**4.13%**
without redemption	**(12.84)%**	**11.95%**	**4.13%**
Class C shares			
with applicable redemption charge ††	**(13.63)%**	**11.97%**	**3.82%**
without redemption	**(12.76)%**	**11.97%**	**3.82%**
Class I shares	**(11.78)%**	**13.19%**	**4.93%**
Class T shares			
with applicable redemption charge (4.5%)	**(16.27)%**	**11.50%**	**3.86%**
without redemption	**(12.33)%**	**12.52%**	**4.33%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class C and Class T shares shown in the table include the performance of the predecessor fund from April 5, 1995, to April 30, 2004, for Class B from January 5, 1998, to April 30, 2004, and for Class I from August 7, 1995, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P STARS Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.68	$ 9.37	$ 9.05	$ 3.90	$ 6.73
Ending value (after expenses)	$831.80	$828.40	$829.00	$833.40	$830.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.26	$ 10.33	$ 9.97	$ 4.29	$ 7.41
Ending value (after expenses)	$1,018.80	$1,014.75	$1,015.10	$1,020.75	$1,017.65

† *Expenses are equal to the fund's annualized expense ratio of 1.24% for Class A, 2.05% for Class B, 1.98% for Class C, .85% for Class I and 1.47% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

March 31, 2008

Common Stocks−99.3%	Shares		Value ($)
Consumer Discretionary−19.6%			
Abercrombie & Fitch, Cl. A	295,000	a	21,576,300
American Eagle Outfitters	1,050,000		18,385,500
CVS Caremark	400,000		16,204,000
Denny's	5,650,000	a,b,c	16,837,000
News, Cl. A	1,040,000		19,500,000
PetSmart	900,000	a	18,396,000
Quiksilver	1,157,300	b	11,353,113
Staples	940,000	a	20,783,400
Starbucks	950,000	a,b	16,625,000
			159,660,313
Consumer Staples−2.9%			
Procter & Gamble	335,000		**23,473,450**
Energy−7.6%			
Nabors Industries	520,000	b	17,560,400
Noble	405,000		20,116,350
XTO Energy	390,000		24,125,400
			61,802,150
Financial−9.1%			
Affiliated Managers Group	205,000	a,b	18,601,700
Assured Guaranty	720,000		17,092,800
Moody's	490,000	a	17,066,700
T. Rowe Price Group	430,000	a	21,500,000
			74,261,200
Health Care−15.0%			
Cell Genesys	1,500,000	a,b	3,525,000
Cephalon	290,000	a,b	18,676,000
Genentech	295,000	a,b	23,948,100
Genzyme	310,000	a,b	23,107,400
Gilead Sciences	420,000	a,b	21,642,600
GTx	450,000	a,b	7,236,000
McKesson	315,000	a	16,496,550
Regeneron Pharmaceuticals	400,000	a,b	7,676,000
			122,307,650

Common Stocks (continued)	Shares	Value ($)
Industrial—5.3%		
General Electric	615,000	22,761,150
United Technologies	300,000	20,646,000
		43,407,150
Information Technology—21.6%		
Apple	120,000 [b]	17,220,000
Applied Materials	1,150,000	22,436,500
ASML Holding (NY Shares)	730,000 [a,b]	18,111,300
Ciena	670,000 [a,b]	20,656,100
Cisco Systems	810,000 [b]	19,512,900
EMC	1,100,000 [a,b]	15,774,000
Intel	950,000	20,121,000
Microsoft	605,000	17,169,900
Oracle	1,230,000 [b]	24,058,800
		175,060,500
Internet—8.4%		
eBay	730,000 [b]	21,783,200
F5 Networks	900,000 [b]	16,353,000
Google, Cl. A	33,000 [b]	14,535,510
ValueClick	920,000 [a,b]	15,870,000
		68,541,710
Materials—2.6%		
Allegheny Technologies	295,000 [a]	**21,051,200**
Telecommunication Services—2.6%		
AT & T	550,000	**21,065,000**
Utilities—4.6%		
AES	920,000 [b]	15,336,400
Entergy	170,000	18,543,600
Mirant	108,200 [b]	3,937,398
		37,817,398
Total Common Stocks		
(cost $787,148,252)		**808,447,721**

Investment of Cash Collateral for Securities Loaned—12.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $101,123,318)	101,123,318 d	**101,123,318**
Total Investments (cost $888,271,570)	**111.7%**	**909,571,039**
Liabilities, Less Cash and Receivables	**(11.7%)**	**(95,043,271)**
Net Assets	**100.0%**	**814,527,768**

a *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $91,249,216 and the total market value of the collateral held by the fund is $101,123,318.*

b *Non-income producing security.*

c *Investment in non-controlled affiliates (cost $24,722,276)-See note 1(c).*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Information Technology	21.6	Industrial	5.3
Consumer Discretionary	19.6	Utilities	4.6
Health Care	15.0	Consumer Staples	2.9
Money Market Investment	12.4	Materials	2.6
Financial	9.1	Telecommunication Services	2.6
Internet	8.4		
Energy	7.6		**111.7**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $91,249,216)–Note 1(b):		
Unaffiliated issuers	787,148,252	808,447,721
Affiliated issuers	101,123,318	101,123,318
Cash		212,629
Receivable for investment securities sold		47,119,333
Dividends and interest receivable		774,990
Receivable for shares of Beneficial Interest subscribed		87,862
Prepaid expenses		39,576
		957,805,429
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,006,571
Liability for securities on loan–Note 1(b)		101,123,318
Payable for investment securities purchased		38,725,467
Payable for shares of Beneficial Interest redeemed		1,330,227
Payable for licence fee		733,601
Interest payable–Note 2		7,654
Accrued expenses		350,823
		143,277,661
Net Assets ($)		**814,527,768**
Composition of Net Assets ($):		
Paid-in capital		1,345,409,620
Accumulated net realized gain (loss) on investments		(552,181,321)
Accumulated net unrealized appreciation (depreciation) on investments		21,299,469
Net Assets ($)		**814,527,768**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	143,728,982	141,979,290	158,579,581	125,761,103	244,478,812
Shares Outstanding	4,991,668	5,270,115	5,885,176	4,133,807	8,571,579
Net Asset Value Per Share ($)	**28.79**	**26.94**	**26.95**	**30.42**	**28.52**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2008

Investment Income ($):

Income:

Cash dividends:	
Unaffiliated issuers	7,824,621
Affiliated issuers	396,192
Income from securities lending	524,419
Total Income	**8,745,232**
Expenses:	
Management fee–Note 3(a)	7,340,933
Distribution fees–Note 3(b)	3,963,748
Shareholder servicing costs–Note 3(c)	3,772,611
License fee–Note 3(a)	1,577,349
Dividends on securities sold short	90,000
Registration fees	82,351
Custodian fees–Note 3(c)	76,892
Trustees' fees and expenses–Note 3(d)	64,756
Interest expense–Note 2	63,920
Prospectus and shareholders' reports	44,772
Professional fees	44,010
Miscellaneous	47,677
Total Expenses	**17,169,019**
Less–reduction in management fee due to undertaking–Note 3(a)	(549,373)
Less–reduction in fees due to earnings credits–Note 1(b)	(66,762)
Net Expenses	**16,552,884**
Investment (Loss)–Net	**(7,807,652)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions:	
Unaffiliated issuers	15,576,350
Affiliated issuers	59,221
Short sale transactions	2,848,497
Net Realized Gain (Loss)	**18,484,068**
Net unrealized appreciation (depreciation) on investments:	
Unaffiliated issuers	(120,843,429)
Affiliated issuers	(10,918,775)
Net Unrealized Appreciation (Depreciation)	**(131,762,204)**
Net Realized and Unrealized Gain (Loss) on Investments	**(113,278,136)**
Net (Decrease) in Net Assets Resulting from Operations	**(121,085,788)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2008[a]	2007
Operations ($):		
Investment (loss)—net	(7,807,652)	(9,258,408)
Net realized gain (loss) on investments	18,484,068	117,269,963
Net unrealized appreciation (depreciation) on investments	(131,762,204)	(49,142,836)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(121,085,788)**	**58,868,719**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	133,917,802	80,974,502
Class B shares	2,667,377	3,314,296
Class C shares	10,576,816	9,936,642
Class I shares	20,373,702	16,237,590
Class T shares	9,735,731	9,972,257
Cost of shares redeemed:		
Class A shares	(69,557,385)	(19,668,183)
Class B shares	(109,121,316)	(103,921,940)
Class C shares	(50,401,340)	(54,821,203)
Class I shares	(29,430,581)	(26,761,363)
Class T shares	(93,203,683)	(103,186,402)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(174,442,877)**	**(187,923,804)**
Total Increase (Decrease) in Net Assets	**(295,528,665)**	**(129,055,085)**
Net Assets ($):		
Beginning of Period	1,110,056,433	1,239,111,518
End of Period	**814,527,768**	**1,110,056,433**

	Year Ended March 31,	
	2008 [a]	2007
Capital Share Transactions:		
Class A [b]		
Shares sold	4,031,788	2,618,993
Shares redeemed	(2,170,042)	(645,135)
Net Increase (Decrease) in Shares Outstanding	**1,861,746**	**1,973,858**
Class B [b]		
Shares sold	83,655	114,085
Shares redeemed	(3,542,227)	(3,588,741)
Net Increase (Decrease) in Shares Outstanding	**(3,458,572)**	**(3,474,656)**
Class C		
Shares sold	336,768	342,053
Shares redeemed	(1,642,207)	(1,900,327)
Net Increase (Decrease) in Shares Outstanding	**(1,305,439)**	**(1,558,274)**
Class I		
Shares sold	596,071	498,767
Shares redeemed	(867,122)	(832,122)
Net Increase (Decrease) in Shares Outstanding	**(271,051)**	**(333,355)**
Class T		
Shares sold	309,917	326,765
Shares redeemed	(2,921,004)	(3,405,343)
Net Increase (Decrease) in Shares Outstanding	**(2,611,087)**	**(3,078,578)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended March 31, 2008, 936,066 Class B shares representing $28,760,233, were automatically converted to 879,177 Class A shares and during the period ended March 31, 2007, 381,282 Class B shares representing $11,591,133 were automatically converted to 360,483 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, I and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Portfolio ("S&P STARS Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, I and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the S&P STARS Portfolio were transferred to the fund in exchange for Class B, C, I and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming all dividends and distributions were reinvested. These figures have been derived from the fund's and the fund's predecessor's financial statements.

	Year Ended March 31,			
Class A Shares	2008	2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	32.75	30.78	25.60	22.28
Investment Operations:				
Investment (loss)–net[b]	(.13)	(.10)	(.11)	(.08)
Net realized and unrealized gain (loss) on investments	(3.83)	2.07	5.29	3.40
Total from Investment Operations	(3.96)	1.97	5.18	3.32
Net asset value, end of period	28.79	32.75	30.78	25.60
Total Return (%)[c]	(12.09)	6.40	20.24	14.90[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.28	1.25	1.21	1.28[d]
Ratio of net expenses to average net assets	1.23	1.24	1.21[e]	1.28[d,e]
Ratio of net investment (loss) to average net assets	(.39)	(.31)	(.40)	(.44)[d]
Portfolio Turnover Rate	132.79	123.41	123.11	140.38
Net Assets, end of period ($ x 1,000)	143,729	102,515	35,578	7,790

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	30.90	29.28	24.54	22.58	15.32
Investment Operations:					
Investment (loss)–net	(.38)[a]	(.35)[a]	(.32)[a]	(.24)[a]	(.27)
Net realized and unrealized gain (loss) on investments	(3.58)	1.97	5.06	2.20	7.53
Total from Investment Operations	(3.96)	1.62	4.74	1.96	7.26
Net asset value, end of period	26.94	30.90	29.28	24.54	22.58
Total Return (%)[b]	(12.84)	5.57	19.32	8.68	47.39
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.10	2.10	2.10	2.20
Ratio of net expenses to average net assets	2.06	2.09	2.00	2.02	2.00
Ratio of net investment (loss) to average net assets	(1.23)	(1.21)	(1.21)	(1.03)	(1.26)
Portfolio Turnover Rate	132.79	123.41	123.11	140.38	127.25
Net Assets, end of period ($ x 1,000)	141,979	269,747	357,315	366,711	420,694

[†] *Represents information for Class B shares of the fund's predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	30.89	29.26	24.53	22.56	15.31
Investment Operations:					
Investment (loss)–net	(.36)[a]	(.34)[a]	(.32)[a]	(.24)[a]	(.28)
Net realized and unrealized gain (loss) on investments	(3.58)	1.97	5.05	2.21	7.53
Total from Investment Operations	(3.94)	1.63	4.73	1.97	7.25
Net asset value, end of period	26.95	30.89	29.26	24.53	22.56
Total Return (%)[b]	(12.76)	5.57	19.28	8.73	47.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.05	2.07	2.08	2.08	2.20
Ratio of net expenses to average net assets	2.00	2.06	2.00	2.02	2.00
Ratio of net investment (loss) to average net assets	(1.17)	(1.18)	(1.21)	(1.03)	(1.26)
Portfolio Turnover Rate	132.79	123.41	123.11	140.38	127.25
Net Assets, end of period ($ x 1,000)	158,580	222,114	255,990	252,671	305,176

[†] *Represents information for Class C shares of the fund's predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended March 31,				
Class I Shares†	2008ᵃ	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	34.48	32.30	26.77	24.36	16.37
Investment Operations:					
Investment income (loss)−net	(.01)ᵇ	(.01)ᵇ	(.03)ᵇ	.02ᵇ	(.05)
Net realized and unrealized					
gain (loss) on investments	(4.05)	2.19	5.56	2.39	8.04
Total from Investment Operations	(4.06)	2.18	5.53	2.41	7.99
Net asset value, end of period	30.42	34.48	32.30	26.77	24.36
Total Return (%)	(11.78)	6.75	20.66	9.89	48.81
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	.92	.93	.92	.94	1.20
Ratio of net expenses					
to average net assets	.87	.93ᶜ	.91	.92	1.00
Ratio of net investment income					
(loss) to average net assets	(.03)	(.05)	(.12)	.07	(.26)
Portfolio Turnover Rate	132.79	123.41	123.11	140.38	127.25
Net Assets, end of period ($ x 1,000)	125,761	151,892	153,021	177,668	171,024

† *Represents information for Class Y shares of the fund's predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*
ᵃ *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
ᵇ *Based on average shares outstanding at each month end.*
ᶜ *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	32.53	30.66	25.57	23.40	15.81
Investment Operations:					
Investment (loss)−net	(.21)[a]	(.20)[a]	(.20)[a]	(.13)[a]	(.17)
Net realized and unrealized gain (loss) on investments	(3.80)	2.07	5.29	2.30	7.76
Total from Investment Operations	(4.01)	1.87	5.09	2.17	7.59
Net asset value, end of period	28.52	32.53	30.66	25.57	23.40
Total Return (%)[b]	(12.33)	6.10	19.91	9.27	48.01
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.54	1.56	1.56	1.56	1.70
Ratio of net expenses to average net assets	1.49	1.55	1.50	1.52	1.50
Ratio of net investment (loss) to average net assets	(.66)	(.67)	(.71)	(.53)	(.76)
Portfolio Turnover Rate	132.79	123.41	123.11	140.38	127.25
Net Assets, end of period ($ x 1,000)	244,479	363,789	437,208	462,612	580,543

[†]   *Represents information for Class A shares of the fund's predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*

[a]   *Based on average shares outstanding at each month end.*

[b]   *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers six series, including the fund. The fund's investment objective seeks to provide investment results that exceed the total return of publicly traded common stocks in the aggregate, as represented by the S&P 500 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits and cash management when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $224,751 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

Issuers in which the fund held 5% or more of the outstanding voting securities are defined as "affiliated" in the Act. The following summarizes affiliated issuers during the period ended March 31, 2008:

	Shares				Dividend	Market
Name of issuer	Beginning of Period	Purchases	Sales	End of Period	Income ($)	Value ($)
Denny's	5,700,000	–	50,000	5,650,000	–	16,837,000

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends f rom investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $510,189,657 and unrealized appreciation $20,503,091. In addition, the fund had $41,195,286 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2008. If not applied, $385,319,986 of the carryover expires in fiscal 2011 and $124,869,671 expires in fiscal 2012.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $7,807,652 and decreased paid-in capital by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $50 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both arrangements during the period ended March 31, 2008 was approximately $1,269,400, with a related weighted average annualized interest rate of 5.04%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has agreed to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets from April 1, 2007 through March 9, 2008. Effective March 10, 2008, Dreyfus has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets from March 10, 2008 through August 1, 2009. The reduction in management fee, pursuant to the undertaking, amounted to $549,373 during the period ended March 31, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management Inc. ("BSAM"), Dreyfus paid

BSAM a fee payable monthly at the annual rate of .25% of the value of the fund's average daily net assets through April 17, 2008. The Sub-Investment Advisory Agreement was terminated by the Board effective April 17, 2008.

The fund has agreed to pay a license fee at the annual rate of .15% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended March 31, 2008, the Distributor retained $40,053 and $11,803 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $212,248 and $15,459 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $1,627,636, $1,521,904 and $814,208, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $380,671, $542,545, $507,301 and $814,208, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $821,521 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $66,762 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period March 31, 2008, the fund was charged $76,892 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $489,530, Rule 12b-1 distribution plan fees $244,973, shareholder services plan fees $148,050, custodian fees $28,948, chief compliance officer fees $2,709 and transfer agency per account fees $151,995 which are offset against an expense reimbursement currently in effect in the amount of $ 59,634.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended March 31, 2008:

	Purchases ($)	Sales ($)
Long transactions	1,377,227,585	1,564,526,874
Short sale transactions	58,195,798	55,802,883
Total	**1,435,423,383**	**1,620,329,757**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. At March 31, 2008, there were no securities sold short outstanding.

At March 31, 2008, the cost of investments for federal income tax purposes was $889,067,948; accordingly, accumulated net unrealized appreciation on investments was $20,503,091, consisting of $83,292,976 gross unrealized appreciation and $62,789,885 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier S&P STARS Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier S&P STARS Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2004 were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier S&P STARS Fund at March 31, 2008, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 21, 2008

At a meeting of the fund's Board of Trustees held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management, Inc. ("BSAM") (together, the "Agreements") for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund by Dreyfus and BSAM pursuant to the Agreements. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's and BSAM's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of multi-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional multi-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company date. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below.) The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4- year periods ended January 31, 2007 was below the Performance Group medians and Performance Universe medians for those periods. Dreyfus and BSAM also provided a comparison of the fund's total return to the returns of the fund's benchmark index for the past ten years. The Board expressed its concern with the fund's performance and requested that Dreyfus and BSAM take steps to improve it. Representative of Dreyfus and BSAM discussed with the Board members the model used by Standard & Poor's to rank stocks and the role of the portfolio manager in choosing stocks for the Fund. They also discussed the efforts to improve the fund's total return performance, including certain modifications to the market capitalization of fund holdings.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The fund's management fee and expense ratio was below the Expense Group and Expense Universe medians. Representatives of Dreyfus and the Board members discussed that Dreyfus would agree to waive a portion of its management fee in the amount of 0.10% of the value of the fund's average daily net assets until August 1, 2009.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and BSAM are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed Dreyfus was seeking to improve it, and determined to closely monitor performance.

- The Board concluded, taking into account the fee waiver, that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the Agreements was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

————————

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

————————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

———————

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
S&P STARS Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DPPAX   Class B: BSPBX   Class C: BSPCX
                      Class I: BSSPX   Class T: BSPAX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6016AR0308

Dreyfus Premier S&P STARS Opportunities Fund

ANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio
manager only through the end of the period covered and do not
necessarily represent the views of Dreyfus or any other person in
the Dreyfus organization. Any such views are subject to change at
any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not
be relied on as investment advice and, because investment decisions
for a Dreyfus fund are based on numerous factors, may not be relied
on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier S&P STARS Opportunities Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2007, through March 31, 2008, as provided by Fred A. Kuehndorf, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier S&P STARS Opportunities Fund produced total returns of −2.79% for Class A shares, −3.50% for Class B shares, −3.46% for Class C shares, −2.60% for Class I shares and −3.00% for Class T shares.[1,2] In comparison, the fund's benchmark, the S&P MidCap 400 Index, produced a total return of −6.97% for the same period.[3]

Midcap stocks lost value over the reporting period amid an intensifying economic slowdown and credit crisis stemming from turmoil in the housing and mortgage markets. The fund's returns were higher than its benchmark, primarily due to the success of our stock selection strategy in the materials, energy and health care sectors.

The Fund's Investment Approach

The fund seeks long-term capital appreciation by investing at least 80% of its net assets in securities that have been ranked at the time of purchase by Standard & Poor's (S&P) analysts according to the Standard & Poor's STock Appreciation Ranking System (or STARS). S&P's research staff analyzes and ranks the stocks of approximately 1,500 issuers. We will principally use STARS to identify stocks in the highest two categories (four and five STARS) for purchase and in the lowest two categories (one and two STARS) for short-selling. When selecting investments, we analyze the stocks ranked by S&P analysts and select those that we believe have the best potential for capital appreciation. We consider various factors, including market segment, industry, earnings history, price-to-earnings ratio and management.

Risk-Averse Investors Punished Midcap Stocks

U.S. stocks in all capitalization ranges posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote market liquidity and forestall a recession by injecting capital into the banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 2.25% at the end.

In this turbulent market environment, investors shifted their focus away from domestic small-cap and midcap companies toward larger, multinational companies with histories of consistent earnings growth in a variety of economic climates. In our judgment, many fundamentally sound midcap companies were too severely punished by newly risk-averse investors.

Strong Stock Selection Supported Relative Performance

The STARS system proved to be relatively effective during the reporting period, helping to cushion the effects of a volatile and declining market on the fund's performance. Our bottom-up security selection process was particularly successful in the basic materials area, where the value of fund holding AK Steel Holding more than doubled over the reporting period on the strength of favorable supply-and-demand dynamics in the steel industry. Similarly, industrial chemicals producer FMC Corp. benefited from rising demand for the ingredients used in agricultural fertilizer when food prices climbed.

The energy sector ranked among the benchmark's stronger industry groups as global demand for oil, gas and coal supported commodity prices and corporate earnings. Two of the fund's holdings of coal producers, Alpha Natural Resources and Consol Energy, were among the main beneficiaries of these favorable trends.

The health care area historically has fared well during economic downturns. The fund participated in the sector's relative strength through investments in women's health provider Cyctyc, which was acquired during the reporting period by Hologic. Biotechnology firms Gilead Sciences and Celgene also fared well due to successful execution of their business plans in niche markets.

Strong results in these areas were balanced to a degree by more disappointing performance among other holdings. In the industrials group, Continental Airlines was hurt by soaring fuel prices and a slower U.S. economy. Rail car supplier Trinity Industries, which was sold during the reporting period, also lost value after reducing its earnings targets.

Among technology companies, communications equipment manufacturer Arris Group encountered inventory problems with a major customer in its cable television division, causing us to sell the fund's position in the company. Although the fund held relatively light exposure to financial companies, performance nonetheless was undermined by online broker E*TRADE FINANCIAL, which was sold during the reporting period and which struggled with sub-prime related issues, and asset manager Eaton Vance, which declined due to choppy capital markets.

Maintaining Patience, Discipline and a Long-Term Perspective

When viewed from a long-term perspective, U.S. stocks have become more attractively valued relative to historical averages. For example, as of the end of the reporting period the broader market's dividend yield stood at its highest level relative to U.S. Treasury securities since the late 1950s. While it is impossible to predict accurately when economic and market recoveries will begin in earnest, we believe that investors with long-term perspectives are in a strong position to benefit as they occur.

April 15, 2008

"Short-selling" refers to a strategy in which the fund sells a security it has borrowed in anticipation of repurchasing it at a lower price in the future, thereby realizing a gain. The fund may engage in short-selling trading, which involves selling a security it does not own in anticipation that the security's price will decline and may expose the fund to the risk that it will be required to buy the security sold short at a time when the security has appreciated in value, thus resulting in a loss to the fund.

"Standard & Poor's®," "S&P®" and "STARS®" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund and is not an index fund.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

FUND PERFORMANCE



Dreyfus Premier S&P STARS Opportunities Fund (Class A shares) ——
Dreyfus Premier S&P STARS Opportunities Fund (Class B shares) ——
Dreyfus Premier S&P STARS Opportunities Fund (Class C shares) ······
Dreyfus Premier S&P STARS Opportunities Fund (Class I shares) – – –
Dreyfus Premier S&P STARS Opportunities Fund (Class T shares) – – –
Standard & Poor's MidCap 400 Index†

$20,243
$19,473
$19,088
$19,029
$18,827
$18,633

Dollars

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus Premier S&P STARS Opportunities Fund Class A shares, Class B shares, Class C shares, Class I shares and Class T shares and the Standard & Poor's MidCap 400 Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier S&P STARS Opportunities Fund on 10/01/01 (inception date) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Effective May 1, 2004, Dreyfus Premier S&P STARS Opportunities Fund (the "fund") commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization. Class A, B, C, I and T shares are subject to different sales charges and distribution and servicing fees. Performance for each share class in the line graph above includes returns for the predecessor fund and the current applicable sales loads and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not. The fund's other share classes have achieved different returns.
The fund's performance shown in the line graph above takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/08*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**10/1/01**	**(8.39)%**	**15.99%**	**10.05%**
without sales charge	**10/1/01**	**(2.79)%**	**17.37%**	**11.05%**
Class B shares				
with applicable redemption charge [†]	**10/1/01**	**(7.28)%**	**16.45%**	**10.46%**
without redemption	**10/1/01**	**(3.50)%**	**16.67%**	**10.46%**
Class C shares				
with applicable redemption charge [††]	**10/1/01**	**(4.41)%**	**16.68%**	**10.40%**
without redemption	**10/1/01**	**(3.46)%**	**16.68%**	**10.40%**
Class I shares	**10/1/01**	**(2.60)%**	**17.77%**	**11.46%**
Class T shares				
with applicable sales charge (4.5%)	**10/1/01**	**(7.35)%**	**16.25%**	**10.22%**
without sales charge	**10/1/01**	**(3.00)%**	**17.31%**	**11.01%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class B, Class C, Class I and Class T shares shown in the table include the performance of the predecessor fund from October 1, 2001, to April 30, 2004, and are adjusted to reflect the applicable sales loads and expenses. The inception date and record for Class T shares (subject to Class A's sales load) is used to calculate performance for Class A shares, which commenced operations on May 1, 2004.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

[††] *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P STARS Opportunities Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.29	$ 9.87	$ 9.68	$ 5.63	$ 7.42
Ending value (after expenses)	$892.20	$889.00	$889.10	$893.20	$891.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.71	$ 10.53	$ 10.33	$ 6.01	$ 7.92
Ending value (after expenses)	$1,018.35	$1,014.55	$1,014.75	$1,019.05	$1,017.15

† *Expenses are equal to the fund's annualized expense ratio of 1.33% for Class A, 2.09% for Class B, 2.05% for Class C, 1.19% for Class I and 1.57% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008

Common Stocks−100.0%	Shares	Value ($)
Consumer Discretionary−12.8%		
Abercrombie & Fitch, Cl. A	82,000	5,997,480
American Eagle Outfitters	250,500	4,386,255
Best Buy	61,500 ᵃ	2,549,790
Burger King Holdings	255,500	7,067,130
Coach	175,000 ᵇ	5,276,250
PetSmart	120,000 ᵃ	2,452,800
Quiksilver	300,000 ᵇ	2,943,000
Tiffany & Co.	100,000 ᵃ	4,184,000
		34,856,705
Consumer Staples−1.9%		
Estee Lauder, Cl. A	115,000	**5,272,750**
Energy−13.1%		
Alpha Natural Resources	180,000 ᵃ,ᵇ	7,819,200
Consol Energy	90,000	6,227,100
ENSCO International	75,000 ᵃ	4,696,500
Superior Energy Services	159,000 ᵇ	6,299,580
Williams	136,000 ᵃ	4,485,280
XTO Energy	100,000	6,186,000
		35,713,660
Financial−7.3%		
Affiliated Managers Group	45,000 ᵃ,ᵇ	4,083,300
Cullen/Frost Bankers	95,000 ᵃ	5,038,800
Eaton Vance	150,000 ᵃ	4,576,500
Hudson City Bancorp	350,000	6,188,000
		19,886,600
Health Care−11.5%		
Celgene	100,000 ᵃ,ᵇ	6,129,000
Cephalon	82,000 ᵃ,ᵇ	5,280,800
Gilead Sciences	110,000 ᵇ	5,668,300
Hologic	150,000 ᵃ,ᵇ	8,340,000
Mindray Medical International, ADR	100,000	2,894,000
Vertex Pharmaceuticals	123,500 ᵃ,ᵇ	2,950,415
		31,262,515
Industrial−17.7%		
C.H. Robinson Worldwide	102,500 ᵃ	5,576,000
Continental Airlines, Cl. B	184,000 ᵃ,ᵇ	3,538,320

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Fastenal	140,000	a	6,430,200
Goodrich	90,000		5,175,900
Harsco	117,500		6,507,150
Jacobs Engineering Group	100,000	b	7,359,000
Manitowoc	229,000	a	9,343,200
W.W. Grainger	55,000		4,201,450
			48,131,220
Information Technology−21.1%			
Amdocs	141,000	b	3,998,760
Citrix Systems	163,500	a,b	4,795,455
Emulex	285,000	b	4,628,400
FactSet Research Systems	100,000	a	5,387,000
Harris	124,500		6,041,985
Ingram Micro, Cl. A	343,000	b	5,429,690
NETGEAR	150,000	a,b	2,992,500
Nice Systems, ADR	130,000	b	3,668,600
QLogic	205,000	b	3,146,750
Satyam Computer Services, ADR	218,000	a	4,924,620
Shanda Interactive Entertainment, ADR	160,000	b	4,656,000
Western Digital	281,000	a,b	7,598,240
			57,268,000
Materials−10.1%			
Airgas	128,000		5,820,160
AK Steel Holding	165,000		8,979,300
Carpenter Technology	70,000		3,917,900
FMC	159,500		8,850,655
			27,568,015
Telecommunication Services−1.2%			
Citizens Communications	307,000	a	**3,220,430**
Utilities−3.3%			
AES	220,000	b	3,667,400
Questar	92,000		5,203,520
			8,870,920
Total Common Stocks			
(cost $241,613,849)			**272,050,815**

Short-Term Investments—1.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.02%, 6/12/08	1,700,000	1,695,937
2.16%, 5/15/08	1,200,000	1,198,166
Total Short-Term Investments		
(cost $2,893,352)		**2,894,103**

Investment of Cash Collateral for Securities Loaned—25.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $69,750,212)	69,750,212 ^c	**69,750,212**

Total Investments (cost $314,257,413)	**126.8%**	**344,695,130**
Liabilities, Less Cash and Receivables	**(26.8%)**	**(72,929,755)**
Net Assets	**100.0%**	**271,765,375**

ADR—American Depository Receipts

^a *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $68,260,364 and the total market value of the collateral held by the fund is $69,750,212.*

^b *Non-income producing security.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Short-Term/		Materials	10.1
Money Market Investments	26.8	Financial	7.3
Information Technology	21.1	Utilities	3.3
Industrial	17.7	Consumer Staples	1.9
Energy	13.1	Telecommunication Services	1.2
Consumer Discretionary	12.8		
Health Care	11.5		**126.8**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

March 31, 2008

Common Stocks	Shares	Value ($)
Adtran	145,000	2,682,500
Medicis Pharmaceutical, Cl. A	140,000	2,756,600
Total Securities Sold Short (proceeds $5,539,384)		**5,439,100**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities−See Statement of Investments (including securities on loan, valued at $68,260,364)−Note 1(b):		
Unaffiliated issuers	244,507,201	274,944,918
Affiliated issuers	69,750,212	69,750,212
Cash		102,658
Receivable from broker for proceeds in securities sold short		5,539,384
Receivable for investment securities sold		663,712
Dividends and interest receivable		135,852
Receivable for shares of Beneficial Interest subscribed		108,242
Prepaid expenses		9,375
		351,254,353
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates−Note 3(c)		303,470
Liability for securities on loan−Note 1(b)		69,750,212
Securities sold short, at value (proceeds $5,539,384) −See Statement of Securities Sold Short		5,439,100
Bank loan payable		3,255,000
Payable for shares of Beneficial Interest redeemed		377,988
Payable for license fee		225,104
Dividends payable on securities sold short		5,600
Interest payable−Note 2		2,322
Accrued expenses		130,182
		79,488,978
Net Assets ($)		**271,765,375**
Composition of Net Assets ($):		
Paid-in capital		245,728,046
Accumulated net realized gain (loss) on investments		(4,500,672)
Accumulated net unrealized appreciation (depreciation) on investments and securities sold short		30,538,001
Net Assets ($)		**271,765,375**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	130,865,493	16,520,822	66,834,745	37,413,645	20,130,670
Shares Outstanding	5,922,929	778,623	3,147,660	1,651,724	913,360
Net Asset Value Per Share ($)	**22.09**	**21.22**	**21.23**	**22.65**	**22.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $6,462 foreign taxes withheld at source):	
Unaffiliated issuers	1,677,184
Affiliated issuers	226,738
Interest	149,718
Income from securities lending	118,077
Total Income	**2,171,717**
Expenses:	
Management fee–Note 3(a)	2,065,270
Shareholder servicing costs–Note 3(c)	1,108,417
Distribution fees–Note 3(b)	775,370
License fee–Note 3(a)	443,762
Registration fees	73,789
Professional fees	45,720
Prospectus and shareholders' reports	38,582
Custodian fees–Note 3(c)	24,257
Trustees' fees and expenses–Note 3(d)	17,025
Dividends on securities sold short	5,600
Interest expense–Note 2	4,139
Miscellaneous	21,211
Total Expenses	**4,623,142**
Less–reduction in fees due to earnings credits–Note 1(b)	(11,192)
Net Expenses	**4,611,950**
Investment (Loss)–Net	**(2,440,233)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	(4,500,566)
Short sale transactions	469,932
Net Realized Gain (Loss)	**(4,030,634)**
Net unrealized appreciation (depreciation) on investments and securities sold short	(5,104,010)
Net Realized and Unrealized Gain (Loss) on Investments	**(9,134,644)**
Net (Decrease) in Net Assets Resulting from Operations	**(11,574,877)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended March 31, | |
	2008[a]	2007
Operations ($):		
Investment (loss)–net	(2,440,233)	(1,660,173)
Net realized gain (loss) on investments	(4,030,634)	6,509,009
Net unrealized appreciation (depreciation) on investments	(5,104,010)	7,044,453
Net Increase (Decrease) in Net Assets Resulting from Operations	**(11,574,877)**	**11,893,289**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(3,337,622)	(850,615)
Class B shares	(481,989)	(362,626)
Class C shares	(1,781,319)	(587,561)
Class I shares	(813,868)	(189,912)
Class T shares	(526,699)	(332,600)
Total Dividends	**(6,941,497)**	**(2,323,314)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	70,220,089	102,125,844
Class B shares	2,857,932	3,859,690
Class C shares	20,858,820	38,572,243
Class I shares	16,996,183	25,028,616
Class T shares	3,131,513	6,439,719
Dividends reinvested:		
Class A shares	3,046,140	791,029
Class B shares	440,113	323,464
Class C shares	768,885	371,655
Class I shares	756,627	162,569
Class T shares	474,667	309,376
Cost of shares redeemed:		
Class A shares	(49,110,232)	(22,390,157)
Class B shares	(9,163,428)	(5,488,750)
Class C shares	(13,937,048)	(6,137,190)
Class I shares	(8,609,295)	(7,630,379)
Class T shares	(5,016,203)	(6,688,728)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**33,714,763**	**129,649,001**
Total Increase (Decrease) in Net Assets	**15,198,389**	**139,218,976**
Net Assets ($):		
Beginning of Period	256,566,986	117,348,010
End of Period	**271,765,375**	**256,566,986**

	Year Ended March 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	2,881,114	4,682,160
Shares issued for dividends reinvested	122,188	37,376
Shares redeemed	(2,076,949)	(1,034,271)
Net Increase (Decrease) in Shares Outstanding	**926,353**	**3,685,265**
Class B[b]		
Shares sold	121,432	180,843
Shares issued for dividends reinvested	18,338	15,694
Shares redeemed	(394,876)	(257,943)
Net Increase (Decrease) in Shares Outstanding	**(255,106)**	**(61,406)**
Class C		
Shares sold	880,842	1,825,573
Shares issued for dividends reinvested	32,024	18,033
Shares redeemed	(614,076)	(295,662)
Net Increase (Decrease) in Shares Outstanding	**298,790**	**1,547,944**
Class I		
Shares sold	686,707	1,137,441
Shares issued for dividends reinvested	29,614	7,519
Shares redeemed	(350,652)	(349,035)
Net Increase (Decrease) in Shares Outstanding	**365,669**	**795,925**
Class T		
Shares sold	128,652	300,697
Shares issued for dividends reinvested	18,933	14,593
Shares redeemed	(212,257)	(313,925)
Net Increase (Decrease) in Shares Outstanding	**(64,672)**	**1,365**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended March 31, 2008, 47,062 Class B shares representing $1,084,601, were automatically converted to 45,334 Class A shares and during the period ended March 31, 2007, 27,964 Class B shares representing $614,767 were automatically converted to 27,156 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, I and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Opportunities Portfolio ("S&P STARS Opportunities Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, I and T shares thereafter. Before the fund commenced operations, all of the assets of the S&P STARS Opportunities Portfolio were transferred to the fund in exchange for Class B, C, I and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and the fund's predecessor's financial statements.

	Year Ended March 31,			
Class A Shares	2008	2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	23.21	22.87	17.21	14.40
Investment Operations:				
Investment (loss)–net[b]	(.14)	(.13)	(.13)	(.11)
Net realized and unrealized gain (loss) on investments	(.43)	.79	5.98	2.92
Total from Investment Operations	(.57)	.66	5.85	2.81
Distributions:				
Dividends from net realized gain on investments	(.55)	(.32)	(.19)	–
Net asset value, end of period	22.09	23.21	22.87	17.21
Total Return (%)[c]	(2.79)	3.05	34.18	19.51[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.32	1.37	1.43	1.29[d]
Ratio of net expenses to average net assets	1.32[e]	1.37[e]	1.43[e]	1.29[d,e]
Ratio of net investment (loss) to average net assets	(.58)	(.59)	(.73)	(.71)[d]
Portfolio Turnover Rate	38.78	48.55	32.78	66.27
Net Assets, end of period ($ x 1,000)	130,865	115,991	29,992	441

[a]   *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
[e]   *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares†	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.49	22.33	16.90	15.04	10.40
Investment Operations:					
Investment (loss)–net	(.32)[a]	(.29)[a]	(.26)[a]	(.22)[a]	(.20)
Net realized and unrealized gain (loss) on investments	(.40)	.77	5.88	2.22	4.84
Total from Investment Operations	(.72)	.48	5.62	2.00	4.64
Distributions:					
Dividends from net realized gain on investments	(.55)	(.32)	(.19)	(.14)	–
Net asset value, end of period	21.22	22.49	22.33	16.90	15.04
Total Return (%)[b]	(3.50)	2.27	33.44	13.50	44.62
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.09	2.16	2.26	2.41	2.61
Ratio of net expenses to average net assets	2.09[c]	2.15	2.00	1.95	2.00
Ratio of net investment (loss) to average net assets	(1.37)	(1.37)	(1.40)	(1.40)	(1.36)
Portfolio Turnover Rate	38.78	48.55	32.78	66.27	225.79
Net Assets, end of period ($ x 1,000)	16,521	23,244	24,459	17,329	18,331

† *Represents information for Class B shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares[†]	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	22.49	22.34	16.90	15.05	10.40
Investment Operations:					
Investment (loss)–net	(.31)[a]	(.28)[a]	(.26)[a]	(.22)[a]	(.20)
Net realized and unrealized gain (loss) on investments	(.40)	.75	5.89	2.21	4.85
Total from Investment Operations	(.71)	.47	5.63	1.99	4.65
Distributions:					
Dividends from net realized gain on investments	(.55)	(.32)	(.19)	(.14)	–
Net asset value, end of period	21.23	22.49	22.34	16.90	15.05
Total Return (%)[b]	(3.46)	2.22	33.50	13.42	44.71
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.05	2.13	2.23	2.41	2.61
Ratio of net expenses to average net assets	2.05[c]	2.12	2.00	1.95	2.00
Ratio of net investment (loss) to average net assets	(1.31)	(1.34)	(1.38)	(1.46)	(1.36)
Portfolio Turnover Rate	38.78	48.55	32.78	66.27	225.79
Net Assets, end of period ($ x 1,000)	66,835	64,081	29,057	11,398	13,483

[†] *Represents information for Class C shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares[†]	Year Ended March 31,				
	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	23.75	23.34	17.48	15.41	10.56
Investment Operations:					
Investment (loss)−net	(.11)[b]	(.09)[b]	(.06)[b]	(.08)[b]	(.06)
Net realized and unrealized gain (loss) on investments	(.44)	.82	6.11	2.29	4.91
Total from Investment Operations	(.55)	.73	6.05	2.21	4.85
Distributions:					
Dividends from net realized gain on investments	(.55)	(.32)	(.19)	(.14)	−
Net asset value, end of period	22.65	23.75	23.34	17.48	15.41
Total Return (%)	(2.60)	3.25	34.79	14.54	45.93
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.17	1.15	1.18	1.44	1.61
Ratio of net expenses to average net assets	1.17[c]	1.15[c]	1.00	.99	1.00
Ratio of net investment (loss) to average net assets	(.43)	(.38)	(.32)	(.51)	(.36)
Portfolio Turnover Rate	38.78	48.55	32.78	66.27	225.79
Net Assets, end of period ($ x 1,000)	37,414	30,544	11,442	401	706

[†]   *Represents information for Class Y shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a]   *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares†	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	23.22	22.93	17.26	15.28	10.49
Investment Operations:					
Investment (loss)−net	(.20)a	(.19)a	(.17)a	(.15)a	(.14)
Net realized and unrealized gain (loss) on investments	(.43)	.80	6.03	2.27	4.93
Total from Investment Operations	(.63)	.61	5.86	2.12	4.79
Distributions:					
Dividends from net realized gain on investments	(.55)	(.32)	(.19)	(.14)	–
Net asset value, end of period	22.04	23.22	22.93	17.26	15.28
Total Return (%)b	(3.00)	2.78	34.06	14.14	45.66
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.57	1.66	1.76	1.94	2.11
Ratio of net expenses to average net assets	1.57c	1.65	1.50	1.42	1.50
Ratio of net investment (loss) to average net assets	(.84)	(.87)	(.90)	(.94)	(.86)
Portfolio Turnover Rate	38.78	48.55	32.78	66.27	225.79
Net Assets, end of period ($ x 1,000)	20,131	22,706	22,399	17,751	22,710

† *Represents information for Class A shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Opportunities Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers six series, including the fund. The fund's investment objective is to seek long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credit as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $39,359 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $15,094 and unrealized appreciation $30,433,351. In addition, the fund had $4,411,116 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the fiscal periods ended March 31, 2008 and March 31, 2007 were as follows: long-term capital gains $6,941,497 and $2,323,314, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $2,440,233, increased accumulated net realized gain (loss) on investments by $40,033 and decreased paid-in capital by $2,480,266. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions.

Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended March 31, 2008 was approximately $126,000, with a related weighted average interest rate of 3.29%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets and is payable monthly.

The fund has agreed to pay a license fee at the annual rate of .15% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended March 31, 2008, the Distributor retained $42,096 and 2,192 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $28,922 and $8,950 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $164,555, $552,358 and $58,457, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $349,915, $54,852, $184,119 and $58,457, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $126,936 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $11,192 pursuant to the cash management agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period March 31, 2008, the fund was charged $24,257 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $161,310, Rule 12b-1 distribution plan fees $57,539, shareholder services plan fees $49,767, custodian fees $8,236, chief compliance officer fees $2,709 and transfer agency per account fees $23,909.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4–Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended March 31, 2008:

	Purchases ($)	Sales ($)
Long transactions	145,394,139	112,176,991
Short sale transactions	2,086,640	5,539,384
Total	**147,480,779**	**117,716,375**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. Securities sold short at March 31, 2008, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

At March 31, 2008, the cost of investments for federal income tax purposes was $314,362,063; accordingly, accumulated net unrealized appreciation on investments was $30,333,067, consisting of $53,070,358 gross unrealized appreciation and $22,737,291 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier S&P STARS Opportunities Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier S&P STARS Opportunities Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2004 were audited by other auditors, whose report dated April 28, 2004 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier S&P STARS Opportunities Fund at March 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.5450 per share as a long-term capital gain distribution paid on December 7, 2007.

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, based on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data,

including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board, noting, among other things, that the fund's annual total return exceeded the annual return of the S&P 400 Index for each of the last four calendar years. The Board also noted that, while the fund's total returns for the one-year period ended January 31, 2008 was in the fourth quartile of the Performance Group, the Fund's average annual total returns for the three-, four- and five-year periods ended January 31, 2008, were in the first quartile of the Performance Group and Performance Universe.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's contractual and actual management fees, along with the fund's total expenses were lower than the median of the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size, and the Board determined that such discussion was premature as to the fund. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's total return.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

————————

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Advisor
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

——————————

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
S&P STARS
Opportunities Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPOAX	Class B: BSOBX	Class C: BSOCX
	Class I: DSORX	Class T: BSOAX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6021AR0308

Dreyfus Premier Small Cap Equity Growth Fund

ANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this last report for Dreyfus Premier Small Cap Equity Growth Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period from April 1, 2007, through March 31, 2008.

Fund Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier Small Cap Equity Growth Fund's Class A shares produced a total return of –29.30%, Class C shares produced –29.83%, Class I shares produced –29.13%, and Class T shares produced –29.47%.[1] This compares with the fund's benchmark, the Russell 2000 Growth Index, which produced a total return of –8.94% for the same period.[2]

Stocks were hurt by weakening U.S. economic growth and a credit crisis in fixed-income markets. Financial stocks led the downturn as repercussions from the sub-prime mortgage meltdown roiled much of the sector, and small-cap stocks underperformed their larger counterparts. The fund's performance compared to its benchmark suffered due to its overweighted exposure to technology and consumer discretionary stocks, as well as its relatively small average capitalization size and disappointing individual stock performance.

Lastly, the Board of Trustees of Dreyfus Premier Manager Funds I has approved the liquidation of the fund, effective on or about May 15, 2008 (the "Liquidation Date").

Effective immediately, the contingent deferred sales charge applicable to redemptions of Class C shares and certain Class A and Class T shares of the fund will be waived on any redemption of such fund shares.

Fund shares held on the Liquidation Date in Dreyfus-sponsored Individual Retirement Accounts ("IRAs") will be exchanged for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "Money Market Fund") to avoid penalties that may be imposed on holders of IRAs under the Internal Revenue Code if their fund shares were redeemed in cash. Investors may obtain a copy of the Prospectus of the Money Market Fund by calling 1-800-645-6561.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation. Had these expenses not been absorbed, return figures would have been lower.*

[2] *SOURCE: Bloomberg — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Equity Growth Fund Class A shares, Class C shares, Class I shares and Class T shares and the Russell 2000 Growth Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Dreyfus Premier Small Cap Equity Growth Fund on 11/15/06 (inception date) to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Effective January 1, 2008, the fund changed its fiscal year end date from September fiscal period to March fiscal period.
The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/08*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**11/15/06**	**(33.36)%**	**(21.33)%**
without sales charge	**11/15/06**	**(29.30)%**	**(17.89)%**
Class C shares			
with applicable redemption charge †	**11/15/06**	**(30.53)%**	**(18.51)%**
without redemption	**11/15/06**	**(29.83)%**	**(18.51)%**
Class I shares	**11/15/06**	**(29.13)%**	**(17.70)%**
Class T shares			
with applicable sales charge (4.5%)	**11/15/06**	**(32.62)%**	**(20.77)%**
without sales charge	**11/15/06**	**(29.47)%**	**(18.08)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Equity Growth Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.02	$ 10.20	$ 5.96	$ 8.09
Ending value (after expenses)	$702.80	$700.10	$703.50	$702.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.32	$ 12.08	$ 7.06	$ 9.57
Ending value (after expenses)	$1,016.75	$1,013.00	$1,018.00	$1,015.50

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class C, 1.40% for Class I and 1.90% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
March 31, 2008

Common Stocks–98.8%	Shares		Value ($)
Consumer Discretionary–15.0%			
Bluefly	192,900	a,b	90,663
Charter Communications, Cl. A	104,735	a,b	89,234
Denny's	37,820	a,b	112,704
Einstein Noah Restaurant Group	9,525	b	81,534
GSI Commerce	6,900	b	90,735
Jamba	38,490	a,b	101,999
Panera Bread, Cl. A	4,000	a,b	167,560
Ruth's Chris Steak House	14,420	b	99,642
			834,071
Energy–2.1%			
Atwood Oceanics	1,275	b	**116,943**
Financial–11.8%			
Ambac Financial Group	13,190		75,843
Canaccord Capital	7,820	a	74,661
E*TRADE FINANCIAL	32,290	a,b	124,639
Epoch Holding	15,304		183,342
Security Capital Assurance	66,015		34,328
Waddell & Reed Financial, Cl. A	5,050		162,257
			655,070
Health Care–19.3%			
A.D.A.M	20,755	b	144,247
Accuray	9,400	a,b	73,414
Alfacell	10,800	a,b	25,704
Cardica	4,300	b	31,777
Cardiome Pharma	4,140	b	34,776
Cell Genesys	16,755	a,b	39,374
Dendreon	3,800	a,b	18,316
Favrille	9,300	b	14,787
GTx	2,295	a,b	36,904
Hansen Medical	2,865	a,b	40,282
Helicos Biosciences	3,245	b	19,600
Introgen Therapeutics	9,860	a,b	30,665
Luminex	8,950	a,b	175,868
Regeneron Pharmaceuticals	3,265	b	62,655
Third Wave Technologies	17,510	b	161,442
TomoTherapy	5,610	b	80,503

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
WebMD Health, CL. A	3,400 a,b	80,138
		1,070,452
Industrial−17.0%		
Actuant, Cl. A	5,600	169,176
American Superconductor	5,925 a,b	137,401
Curtiss-Wright	3,300	136,884
Flow International	19,135 b	177,764
Harbin Electric	4,500 b	58,950
Nordson	3,050	164,243
Taser International	10,925 a,b	102,695
		947,113
Information Technology−22.7%		
8x8	162,395 a,b	159,147
Commvault Systems	7,235 b	89,714
F5 Networks	5,095 b	92,576
Foundry Networks	9,100 b	105,378
Internap Network Services	16,680 a,b	82,733
Kaboose	68,475 b	98,064
Local.com	38,925 a,b	159,203
Points International	29,037 b	73,754
Synaptics	2,340 b	55,879
Teradyne	9,760 b	121,219
TheStreet.com	13,900	112,312
ValueClick	6,380 b	110,055
		1,260,034
Materials−4.7%		
Coeur d'Alene Mines	40,535 a,b	163,761
RTI International Metals	2,200 b	99,462
		263,223
Semiconductors−6.2%		
EMCORE	10,765 a,b	62,006
Mattson Technology	16,450 b	100,181
MKS Instruments	8,645 b	185,003
		347,190
Total Common Stocks		
(cost $7,033,516)		**5,494,096**

Investment of Cash Collateral for Securities Loaned−39.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $2,181,488)	2,181,488 [c]	**2,181,488**
Total Investments (cost $9,215,004)	**138.0%**	**7,675,584**
Liabilities, Less Cash and Receivables	**(38.0%)**	**(2,112,855)**
Net Assets	**100.0%**	**5,562,729**

[a] *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $1,505,619 and the total market value of the collateral held by the fund is $2,181,578, consisting of cash collateral of $2,181,488 and U.S government and agencies securities valued at $90.*
[b] *Non-income producing security.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Money Market Investment	39.2	Financial	11.8
Information Technology	22.7	Semiconductors	6.2
Health Care	19.3	Materials	4.7
Industrial	17.0	Energy	2.1
Consumer Discretionary	15.0		**138.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,505,619)–Note 1(b):		
Unaffiliated issuers	7,033,516	5,494,096
Affiliated issuers	2,181,488	2,181,488
Cash		12,199
Dividends and interest receivable		4,487
Prepaid expenses		76,003
		7,768,273
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		89
Liability for securities on loan–Note 1(b)		2,181,488
Accrued expenses		23,967
		2,205,544
Net Assets ($)		**5,562,729**
Composition of Net Assets ($):		
Paid-in capital		7,565,383
Accumulated net realized gain (loss) on investments		(463,234)
Accumulated net unrealized appreciation (depreciation) on investments		(1,539,420)
Net Assets ($)		**5,562,729**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	4,411,175	687,138	245,321	219,095
Shares Outstanding	466,940	73,489	25,878	23,272
Net Asset Value Per Share ($)	**9.45**	**9.35**	**9.48**	**9.41**

See notes to financial statements.

STATEMENT OF OPERATIONS

	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b]
Investment Income ($):		
Income:		
Cash dividends (net of $293 and $138 foreign taxes withheld at source, respectively):		
Unaffiliated issuers	8,163	26,266
Affiliated issuers	468	4,008
Income from securities lending	29,319	9,351
Interest	–	2,623
Total Income	**37,950**	**42,248**
Expenses:		
Management fee—Note 3(a)	31,620	51,328
Registration fees	33,366	6,774
Auditing fees	30,027	28,421
Shareholder servicing costs—Note 3(c)	11,262	15,192
Distribution fees—Note 3(b)	3,711	4,085
Prospectus and shareholders' reports	2,917	8,138
Custodian fees—Note 3(c)	1,724	2,745
Legal fees	803	1,230
Trustees' fees and expenses—Note 3(d)	428	430
Miscellaneous	4,057	51,176
Total Expenses	**119,915**	**169,519**
Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(58,161)	(70,948)
Less—reduction in fees due to earnings credits—Note 1(b)	(456)	(1,324)
Net Expenses	**61,298**	**97,247**
Investment (Loss)—Net	**(23,348)**	**(54,999)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):		
Net realized gain (loss) on investments and foreign currency transactions	(379,253)	(3,200)
Net unrealized appreciation (depreciation) on investments	(1,965,809)	426,389
Net Realized and Unrealized Gain (Loss) on Investments	**(2,345,062)**	**423,189**
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,368,410)**	**368,190**

[a] The fund has changed its fiscal year ended from September 30 to March 31.
[b] From November 15, 2006 (commencement of operations) to September 30, 2007.
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b,c]
Operations ($):		
Investment (loss)–net	(23,348)	(54,999)
Net realized gain (loss) on investments	(379,253)	(3,200)
Net unrealized appreciation (depreciation) on investments	(1,965,809)	426,389
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,368,410)**	**368,190**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(45,174)	–
Class C Shares	(7,569)	–
Class I Shares	(2,548)	–
Class T Shares	(2,138)	–
Total Dividends	**(57,429)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	484,136	6,077,080
Class C Shares	27,415	1,090,337
Class I Shares	–	349,550
Class T Shares	12,073	272,620
Dividends reinvested:		
Class A Shares	44,790	–
Class C Shares	4,725	–
Class I Shares	2,184	–
Class T Shares	2,138	–
Cost of shares redeemed:		
Class A Shares	(392,753)	(212,139)
Class C Shares	(70,049)	(48,523)
Class I Shares	(3,206)	(20,000)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**111,453**	**7,508,925**
Total Increase (Decrease) in Net Assets	**(2,314,386)**	**7,877,115**
Net Assets ($):		
Beginning of Period	7,877,115	–
End of Period	**5,562,729**	**7,877,115**

	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b,c]
Capital Share Transactions:		
Class A		
Shares sold	39,289	473,275
Shares issued for dividends reinvested	3,555	–
Shares redeemed	(33,075)	(16,104)
Net Increase (Decrease) in Shares Outstanding	**9,769**	**457,171**
Class C		
Shares sold	2,184	80,475
Shares issued for dividends reinvested	378	–
Shares redeemed	(6,065)	(3,483)
Net Increase (Decrease) in Shares Outstanding	**(3,503)**	**76,992**
Class I		
Shares issued for dividends reinvested	173	27,501
Shares redeemed	(291)	(1,505)
Net Increase (Decrease) in Shares Outstanding	**(118)**	**25,996**
Class T		
Shares sold	1,312	21,790
Shares issued for dividends reinvested	170	–
Net Increase (Decrease) in Shares Outstanding	**1,482**	**21,790**

[a] *The fund has changed its fiscal year ended from September 30 to March 31.*
[b] *From November 15, 2006 (commencement of operations) to September 30, 2007.*
[c] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b]
Per Share Data ($):		
Net asset value, beginning of period	13.55	12.50
Investment Operations:		
Investment (loss)−net[c]	(.03)	(.11)
Net realized and unrealized gain (loss) on investments	(3.97)	1.16
Total from Investment Operations	(4.00)	1.05
Distributions:		
Dividends from net realized gain (loss) on investments	(.10)	–
Net asset value, end of period	9.45	13.55
Total Return (%)[d,e]	(29.72)	8.40
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	3.29	2.91
Ratio of net expenses to average net assets[f]	1.65	1.65
Ratio of net investment (loss) to average net assets[f]	(.57)	(.91)
Portfolio Turnover Rate[e]	46.61	104.81
Net Assets, end of period ($ x 1,000)	4,411	6,193

[a] The fund has changed its fiscal year ended from September 30 to March 31.
[b] From November 15, 2006 (commencement of operations) to September 30, 2007.
[c] Based on average shares outstanding at each month end.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b]
Per Share Data ($):		
Net asset value, beginning of period	13.46	12.50
Investment Operations:		
Investment (loss)−net[c]	(.08)	(.19)
Net realized and unrealized gain (loss) on investments	(3.93)	1.15
Total from Investment Operations	(4.01)	.96
Distributions:		
Dividends from net realized gain (loss) on investments	(.10)	−
Net asset value, end of period	9.35	13.46
Total Return (%)[d,e]	(29.99)	7.68
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	4.18	3.76
Ratio of net expenses to average net assets[f]	2.40	2.40
Ratio of net investment (loss) to average net assets[f]	(1.32)	(1.67)
Portfolio Turnover Rate[e]	46.61	104.81
Net Assets, end of period ($ x 1,000)	687	1,036

[a] *The fund has changed its fiscal year ended from September 30 to March 31.*
[b] *From November 15, 2006 (commencement of operations) to September 30, 2007.*
[c] *Based on average shares outstanding at each month end.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b,c]
Per Share Data ($):		
Net asset value, beginning of period	13.58	12.50
Investment Operations:		
Investment (loss)–net[d]	(.02)	(.08)
Net realized and unrealized gain (loss) on investments	(3.98)	1.16
Total from Investment Operations	(4.00)	1.08
Distributions:		
Dividends from net realized gain (loss) on investments	(.10)	–
Net asset value, end of period	9.48	13.58
Total Return (%)[e]	(29.65)	8.64
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	3.09	2.67
Ratio of net expenses to average net assets[f]	1.40	1.40
Ratio of net investment (loss) to average net assets[f]	(.32)	(.66)
Portfolio Turnover Rate[e]	46.61	104.81
Net Assets, end of period ($ x 1,000)	245	353

[a] The fund has changed its fiscal year ended from September 30 to March 31.
[b] From November 15, 2006 (commencement of operations) to September 30, 2007.
[c] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[d] Based on average shares outstanding at each month end.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2008[a]	Year Ended September 30, 2007[b]
Per Share Data ($):		
Net asset value, beginning of period	13.52	12.50
Investment Operations:		
Investment (loss)−net[c]	(.05)	(.14)
Net realized and unrealized gain (loss) on investments	(3.96)	1.16
Total from Investment Operations	(4.01)	1.02
Distributions:		
Dividends from net realized gain (loss) on investments	(.10)	−
Net asset value, end of period	9.41	13.52
Total Return (%)[d,e]	(29.78)	8.16
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[f]	3.58	3.13
Ratio of net expenses to average net assets[f]	1.90	1.90
Ratio of net investment (loss) to average net assets[f]	(.82)	(1.14)
Portfolio Turnover Rate[e]	46.61	104.81
Net Assets, end of period ($ x 1,000)	219	295

[a] *The fund has changed its fiscal year ended from September 30 to March 31.*

[b] *From November 15, 2006 (commencement of operations) to September 30, 2007.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Equity Growth Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective seeks to provide long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On December 10, 2007, the Broad of Trustees approved a change in the funds fiscal year end from September 30 to March 31. On April 17, 2008, the Board of Trustees of the Company approved the liquidation of the fund, effective on or about May 20, 2008 (the "Liquidation Date"). Accordingly, effective on April 18, 2008, no new or subsequent investments in the fund will be permitted.

The fund's board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation for certain transfer agency costs and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank") a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least

102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $9,773, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax periods ended March 31, 2008 remain subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: ordinary income $42,766 and unrealized depreciation $1,583,586. In addition, the fund has $461,834 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the tax periods ended March 31, 2008 and September 30, 2007 were as follows: ordinary income $57,429 and $0, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $23,348 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Dreyfus, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund through the liquidation date on or about May 20, 2008, so that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $58,161 during the period ended March 31, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Bear Stearns Asset Management Inc., ("BSAM"), Dreyfus paid BSAM a fee payable monthly at the annual rate of .45% of the value of the fund's average daily net assets. This Agreement terminated on April 17, 2008.

During the period ended March 31, 2008, the Distributor retained $275 and $3 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $64 from CDSC on redemptions of the fund's Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class C and Class T shares were charged $3,383 and $328, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class C and Class T shares were charged $6,938, $1,128 and $328, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $1,820 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $125 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008 the fund was charged $1,724 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $4,317, Rule 12b-1 distribution plan fees $488, shareholder services plan fees $1,147, custodian fees $569, chief compliance officer fees $2,709, and transfer agency per account fees $384, which are offset against an expense reimbursement currently in effect in the amount of $9,525.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, during the period ended March 31, 2008 amounted to $3,280,288 and $3,251,562, respectively.

At March 31, 2008, the cost of investments for federal income tax purposes was $9,259,170; accordingly, accumulated net unrealized depreciation on investments was $1,583,586, consisting of $418,921 gross unrealized appreciation and $2,002,507 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Small Cap Equity Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Small Cap Equity Growth Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of March 31, 2008, and the related statements of operations, changes in net assets and the financial highlights for the periods from October 1, 2007 to March 31, 2008 and from November 15, 2006 to September 30, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Equity Growth Fund at March 31, 2008, the results of its operations, the changes in its net assets, and the financial highlights for the periods from October 1, 2007 to March 31, 2008 and from November 15, 2006 to September 30, 2007, in conformity with U.S generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0980 per share as a short-term capital gain distribution paid on December 28, 2007. Also the fund hereby designates 5.70% of the ordinary dividends paid during the tax period ended March 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the tax period, $7,663 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board considered the approval, through March 30, 2009, of the fund's Management Agreement, pursuant to which Dreyfus would provide the fund with investment management services, and of Dreyfus's Sub-Investment Advisory Agreement with Bear Stearns Asset Management Inc. ("BSAM"), pursuant to which BSAM would serve as sub-investment adviser and would provide day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives Dreyfus.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services to be provided to the fund, and discussed the nature, extent, and quality of the services to be provided to the fund by Dreyfus pursuant to the Management Agreement, and by BSAM pursuant to the Sub-Investment Advisory Agreement. Dreyfus's representatives noted the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's intended distribution channels.

The Board members also considered Dreyfus's and BSAM's research and portfolio management capabilities and that Dreyfus also will provide oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Dreyfus's extensive administrative, accounting, and compliance infrastructure, as well as Dreyfus's supervisory activities over BSAM.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, based on comparative data
supplied by Lipper, Inc., an independent provider of mutual fund data,
including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total
return performance. The fund's performance was compared to that of a
Performance Universe, consisting of all funds with the same Lipper clas-
sification/objective, and a Performance Group, consisting of comparable
funds chosen by Lipper based on guidelines previously approved by the
Board. Similarly, the fund's contractual and actual management fee and
operating expenses were compared to those of an Expense Universe,
consisting of all funds with the same Lipper classification/objective,
excluding outliers, and an Expense Group identical to the Performance
Group. As part of its review of expenses, the Board also considered other
fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-
12b-1 service fees (if any), and other non-management fees, as well as
any waivers or reimbursements of fees and expenses.

In its review of performance, the Board expressed its concern over the
fund's overall performance, noting, among other things, that the fund's
average annual total return ranked in the fourth quartile of its
Performance Group and its Performance Universe for the one year
period ended January 31, 2008. The Board also noted that the fund has
only been in existence since November 2006 and is very small.

In its review of the fund's management fee and operating expenses, the
Board examined the range of management fees and expense ratios of
the funds in the Expense Group and Expense Universe, noting, among
other things, that although the fund's actual total expenses were higher
than the median of the Expense Group and Expense Universe, the
contractual management fee and actual management fee were both
lower than the median for the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees
paid to Dreyfus or its affiliates by mutual funds and/or separate accounts
managed by Dreyfus with similar investment objectives, policies and

strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is premature because of its very small size. It also was noted that the fund did not show a profit.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to the fund's Management Agreement and the Sub-Investment Advisory Agreement with BSAM. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services to be provided by Dreyfus and BSAM are adequate and appropriate. The Board considered Dreyfus's and BSAM's experience and reputation with respect to investing in small cap growth securities.

- The Board expressed concern with the fund's overall performance, but recognized that the fund had been active for little more than one year.

- The Board concluded that the fee to be paid to Dreyfus by the Fund was reasonable in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by Dreyfus or BSAM from its relationship with the fund, and that, the fee to be paid by Dreyfus or BSAM is reasonable.

The Board members considered these conclusions and determinations, and without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement, and Sub-Advisory Agreement with BSAM, was in the best interests of the fund and its prospective shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

————————

Anne Wexler (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Small Cap Equity
Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Advisor

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DGWAX	Class C: DGWCX	Class I: DGWRX
	Class T: DGWTX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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